Exhibit 99.20

GREENBROOK TMS INC.

ANNUAL INFORMATION FORM

Year ended December 31, 2019

March 10, 2020

Table of Contents

Page

MEANING OF CERTAIN REFERENCES	1
FORWARD-LOOKING INFORMATION	1
MARKET AND INDUSTRY DATA	5
THE COMPANY	5
Industry Overview	6
business of the company	14
General Development of the Business	26
RISK FACTORS	28
DIVIDEND POLICY	47
DESCRIPTION OF SHARE CAPITAL	47
MARKET FOR SECURITIES	49
DIRECTORS AND EXECUTIVE OFFICERS	49
SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	55
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	55
PROMOTER	55
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	55
AUDITOR, TRANSFER AGENT AND REGISTRAR	55
MATERIAL CONTRACTS	56
ADDITIONAL INFORMATION	56
Appendix A: AUDIT COMMITTEE CHARTER	A-1

(i)

MEANING OF CERTAIN REFERENCES

Unless otherwise noted or the context requires: (a) all references in this Annual Information Form to the “Company”, “Greenbrook”, “we”, “us” or “our” refer to Greenbrook TMS Inc. together with our subsidiaries, on a consolidated basis, as of the date hereof; (b) all references to “federal” refer to the departments and agencies of the federal government of the United States of America; and (c) the defined terms below shall have the following meanings, respectively:

“Fiscal 2017” means the financial year ended December 31, 2017 of the Company.

“Fiscal 2018” means the financial year ended December 31, 2018 of the Company.

“Fiscal 2019” means the financial year ended December 31, 2019 of the Company.

We present our financial statements in United States dollars and disclose certain financial information in this Annual Information Form in United States dollars. In this Annual Information Form, references to “$”, “US$” or “U.S. dollars” are to United States dollars and references to “C$” are to Canadian dollars. Certain totals, subtotals and percentages throughout this Annual Information Form may not reconcile due to rounding.

This Annual Information Form includes references to trademarks and trade names of other companies, which trademarks and trade names are the property of their respective owners. This Annual Information Form also includes references to certain of our trademarks and trade names which are protected under applicable intellectual property laws and are our property. See “Business of the Company – Intellectual Property”. Solely for convenience, trademarks and trade names referred to in this Annual Information Form may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we or the applicable owner of such intellectual property rights will not assert, to the fullest extent under applicable law, our or their rights to these trademarks and trade names.

FORWARD-LOOKING INFORMATION

This Annual Information Form contains “forward-looking information” within the meaning of applicable securities laws in Canada. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Discussions containing forward-looking information may be found, among other places, under “Industry Overview”, “Business of the Company”, “Dividend Policy” and “Risk Factors”.

Forward-looking information in this Annual Information Form includes, among other things, statements relating to:

•	our expectations regarding our revenue, expenses and operations;

•	changes in laws and regulations affecting the Company and the regulatory environments in which we operate;

•	our expectations regarding the potential market opportunity for the delivery of TMS therapy;

•	our expectations regarding our growth rates and growth plans and strategies, including expectations regarding future growth of the TMS market;

•	potential expansion of additional therapeutic indications approved for TMS therapy by the FDA (as defined below);

•	our business plans and strategies;

•	changes in reimbursement rates by insurance payors;

•	our expectations regarding the outcome of litigation and payment obligations in respect of prior settlements;

•	our ability to attract and retain medical practitioners and qualified technicians at our TMS Centers (as defined below);

•	our competitive position in our industry and our expectations regarding competition;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	access to capital and the terms relating thereto;

•	technological changes in our industry;

•	our expectations regarding geographic expansions;

•	our expectations regarding new TMS Center openings;

•	successful execution of internal plans;

•	anticipated costs of capital investments; and

•	our intentions with respect to the implementation of new accounting standards.

This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

The forward-looking information in this Annual Information Form is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the following risk factors described in greater detail under the heading “Risk Factors”:

•	successful execution of our growth strategies;

•	inability to attract key managerial and other non-medical personnel;

•	risks related to changes in reimbursement rates by commercial, Medicare and other non-Medicare government insurance plans;

•	reduction in reimbursement rates by higher-paying commercial insurance providers;

•	dependency on referrals from physicians and failure to attract new patients;

•	failure to recruit and retain sufficient qualified psychiatrists;

•	ability to obtain TMS Devices (as defined below) from our suppliers on a timely basis at competitive costs could suffer as a result of deterioration or changes in supplier relationships or events that adversely affect our suppliers or cause disruption to their businesses;

•	failure to reduce operating expenses and labor costs in a timely manner;

•	inability to achieve or sustain profitability in the future or an inability to secure additional financing to fund losses;

•	risks related to the use of partnerships and other management services frameworks;

•	risks associated with leasing space and equipment for our TMS Centers;

•	inability to successfully open and operate new TMS Centers profitably or at all;

•	risks associated with geographic expansion in regions which may have lower awareness of our brand or TMS therapy in general;

•	claims made by or against us, which may result in litigation;

•	risks associated with professional malpractice liability claims;

•	reduction in demand for our services as a result of new drug development and/or technological changes within our industry;

•	impact of uncertainty related to potential changes to U.S. healthcare laws;

•	risks associated with anti-kickback, fraud and abuse laws;

•	risks associated with compliance with laws relating to the practice of medicine;

•	the constantly evolving nature of the regulatory framework in which we operate;

•	costs associated with compliance with U.S. federal and state regulations and risks associated with failure to comply;

•	assessments for additional taxes, which could affect our operating results;

•	inability to manage our operations at our current size;

•	our competitive industry and the size and resources of some of our competitors;

•	the labor-intensive nature of our business being adversely affected if we are unable to maintain satisfactory relations with our employees or the occurrence of union attempts to organize our employees;

•	insurance-related risks;

•	complications associated with our billing and collections systems;

•	material disruptions in or security breach affecting our information technology systems;

•	disruptions to the operations at our head office locations;

•	upgrade or replacement of core information technology systems;

•	changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters;

•	inability to maintain effective controls over financial reporting;

•	risks associated with dilution of equity ownership;

•	volatility in the market price for the common shares of the Company;

•	prolonged decline in the price of the Common Shares reducing our ability to raise capital;

•	significant influence of Greybrook Health Inc. (“Greybrook Health”);

•	increases to indebtedness levels causing a reduction in financial flexibility;

•	future sales of our securities by existing shareholders causing the market price for Common Shares to decline;

•	impact of future offerings of debt securities on dividend and liquidation distributions;

•	no cash dividends for the foreseeable future;

•	an active, liquid and orderly trading market for Common Shares failing to develop;

•	different shareholder protections in Canada as compared to the United States and elsewhere;

•	treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes;

•	any issuance of preferred shares may hinder another person’s ability to acquire us;

•	our trading price and volume could decline if analysts do not publish research or publish inaccurate or unfavorable research about us or our business; and

•	risks related to forward-looking information contained in this Annual Information Form.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by readers.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Annual Information Form in connection with the statements or disclosure containing the forward-looking information. Readers are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for our business;

•	no unforeseen changes in the prices for our services in markets where prices are regulated;

•	no unforeseen changes in the reimbursement rates of commercial, Medicare and other non-Medicare government insurance plans;

•	no unforeseen changes in the regulatory environment for our services;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only to opinions, estimates and assumptions as of the date made. The forward-looking information contained in this Annual Information Form represents our expectations as of the date of this Annual Information Form (or as of the date they are otherwise stated to be made) and are subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable laws in Canada.

All of the forward-looking information contained in this Annual Information Form is expressly qualified by the foregoing cautionary statements.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this Annual Information Form were obtained from third party sources, industry reports, journals, studies and publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf on the basis of our knowledge of the health care industry, markets and economies (including our opinions, estimates and assumptions relating to such industry, markets and economies based on that knowledge). Certain statistical information and market research contained in this Annual Information Form, such as the results of studies or surveys, are based on surveys or studies conducted by independent third parties. We believe that the industry, market and economic data presented throughout this Annual Information Form is accurate and, with respect to data prepared by us or on our behalf, that our opinions, estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the industry, market and economic data presented throughout this Annual Information Form are not guaranteed. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, we have not independently verified any of the data from third party sources referred to in this Annual Information Form, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying industry, market, economic and other assumptions relied upon by such sources. Industry, market and economic data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

THE COMPANY

TMS NeuroHealth Inc. was incorporated under the laws of the State of Delaware on March 29, 2011. On June 28, 2011, TMS NeuroHealth Inc. filed a certificate of amendment to change its name to “TMS NeuroHealth Centers Inc.” (“TMS US”).

Greenbrook TMS Inc. was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on February 9, 2018 as a wholly-owned subsidiary of TMS US. On March 29, 2018, the Company and TMS US completed a corporate reorganization pursuant to which all of the holders of common stock of TMS US exchanged their holdings of common stock of TMS US for common shares of Greenbrook (“Common Shares”), resulting in TMS US becoming a wholly-owned subsidiary of Greenbrook (the “Reorganization”). In connection with the Reorganization, a total of 37,524,375 shares of common stock of TMS US were exchanged for 37,524,375 Common Shares. On September 28, 2018 in connection with the IPO (as defined below), Greenbrook filed articles of amendment to increase the minimum and maximum size of the board of directors, to remove the transfer restrictions on the Common Shares and to remove certain other private company restrictions.

Our head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4. Our United States corporate headquarters is located at 8405 Greensboro Drive, Suite 120, Tysons Corner, Virginia, USA, 22102.

The following chart identifies our material subsidiaries, their governing jurisdictions and the percentage of their voting securities which are beneficially owned, or controlled or directed, directly or indirectly, by Greenbrook:

Note:

(1)	Our 121 TMS Center locations are operated through individual operating limited liability companies existing under the laws of the Commonwealth of Virginia and the States of Maryland, Delaware, North Carolina, Missouri, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Illinois, Alaska, Oregon and California. In certain circumstances, the Company partners with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain of our TMS Center operating limited liability companies. We currently have 68 wholly-owned TMS Centers and 53 TMS Centers in which we have a controlling interest, each through the applicable TMS Center Operating LLCs.

Industry Overview

Depression – Disease Overview

Major Depressive Disorder (“MDD”) is a mood disorder characterized by the presence of one or both of two major diagnostic criteria: (1) a depressed mood, and/or (2) a loss of interest in pleasure that continues for at least two weeks. The presence of at least one of these diagnostic symptoms is typically accompanied by one or more of the following additional symptoms: sleep disturbance, changes in appetite, sexual dysfunction, anxiety, fatigue, concentration difficulties and suicidal thoughts. (Source: American Psychiatric Association’s Diagnostic and Statistical Manual of Mental Disorders, fifth edition, or DSM-5)

MDD is often a recurrent disease and follows a fluctuating course over an individual’s lifetime, with alternating periods of remission and relapse. Experiencing one episode of MDD places the individual at an estimated 50% greater risk of experiencing an additional episode of MDD in the future. Approximately 80% of individuals who have experienced two episodes of MDD will experience an additional episode in the future (Sources: American Psychiatric Association’s Diagnostic and Statistical Manual of Mental Disorders, fourth edition; Interpersonal Factors in the Origin and Course of Affective Disorders, 1996; American Journal of Psychiatry, 1992 Aug; 149(8)).

A clinical diagnosis of MDD is determined by conducting a clinical exam and interview to establish if the patient is experiencing the combination of symptoms as defined in the DSM-5. The severity of a patient’s symptom profile is typically measured using a standardized rating scale. These scales can be derived from a patient-driven, self-reported questionnaire, such as the Patient Health Questionnaire-9 (“PHQ-9”), or from an observer-dependent and interview-based scale, such as the Hamilton Depression Rating Scale (“HAMD”). These rating scales, among other diagnostic criteria, can be used to grade a patient’s MDD symptoms on a continuum from mild to severe. In addition to the depression symptoms and their negative impact on quality of life, MDD is also commonly associated with a number of serious co-morbidities, including other mental health disorders, with an estimated 75% of patients with recurrent MDD suffering from accompanying psychiatric conditions or substance abuse disorders (Source: American Journal of Psychiatry,1997 Dec; 154(2)). MDD patients also have a substantially increased risk of committing suicide and increased risk for other conditions, such as heart disease (Sources: Frontiers in Psychiatry, 2016 Jul; 33(7); American Association of Suicidology, 2014). The common and most widely accepted clinical measurement threshold for determining whether there has been a positive response to treatment of MDD is a significant decrease in depressive symptoms as measured using a standardized ratings scale from certain baseline scores. Where a patient demonstrates few or no symptoms at all, the patient is commonly referred to as being “in remission”. The return of symptoms is commonly referred to as a “relapse”.

As with many psychiatric disorders, the direct causes of MDD and underlying pathophysiology remain to be fully elucidated. However, a variety of interrelated factors are known to likely be involved, including (i) the physical and neurochemical status of the brain, including specific brain regions, (ii) hormonal changes, (iii) genetics, (iv) acute life events, (v) chronic stress, (vi) childhood exposure to adversity, and (vii) a myriad of other environmental factors. A signaling network in the brain that is known to function in the regulation of mood, and is believed to play a significant role in the occurrence of MDD, is a circuit that includes the prefrontal cortex, the anterior cingulate cortex and the limbic brain structures (Source: CMAJ, 2009 Feb; 180(3)). This network, and all other networks and signaling structures in the brain, are created by connections between individual nerve cells called neurons. A neuron is a specialized cell-type that responds to both chemical and electrical signals and is connected to other neurons through specialized cell-to-cell connections known as synapses. The release of chemical messengers, or neurotransmitters, in the brain occurs across these synapses and results in changes in the electrical properties of the receiving neuron and the further propagation of the signal in the brain to form neuronal circuits.

This communication process between two neurons across individual synapses or between different regions of the brain is ordinarily regulated by feedback mechanisms that result in the decreased release of neurotransmitter signals through a process known as reabsorption or reuptake, in which the neurons actively reabsorb the neurotransmitters back into the cell once adequate signaling has occurred. In people with MDD, however, this complex system of neuronal communication is impaired and does not function properly. In MDD, a number of causes may underlie this impaired signaling. For example, specialized neurotransmitter receptors may be either oversensitive or insensitive to a specific neurotransmitter, causing their response to its release to be either excessive or inadequate, or the signal might also be weakened if the originating cell produces too little of a neurotransmitter or if the reuptake process is too active and reabsorbs too much of the neurotransmitter to allow for proper signaling.

It is now widely accepted in neuroscience that improper regulation of one or more of the three major neurotransmitters, serotonin, norepinephrine and dopamine, plays a role in the emergence of depression. This understanding has been essential to the development of psychiatric drugs and the treatment of depression based on targeting chemically-based mechanisms underlying mood regulation. In contrast to chemically-based treatment, TMS therapy is a newer treatment paradigm that instead uses a targeted, circuit-based approach that relies on the ability of electrical mechanisms to help restore and augment neurotransmitter signaling to help re-establish proper function to neuronal pathways to treat depression.

The images below illustrate brain activity as measured by positron emission tomography (or PET) imaging for patients suffering from MDD as compared to normal functioning brain activity (blue and green represents decreased brain activity) (Source: Mayo Foundation):

Prevalence and Societal Cost

The World Health Organization (the “WHO”) now ranks MDD as the single largest contributor to global disability and a major contributor to the occurrence of suicide worldwide (Source: Depression and Other Common Mental Disorders - Global Health Estimates (WHO 2017)). A study published in the Journal of Clinical Psychiatry estimated the economic burden of the disease at approximately US$210 billion in the United States alone, including outpatient and inpatient medical costs, pharmacy costs, suicide related costs and workplace costs (Source: Journal of Clinical Psychiatry, 2015 Feb; 76(2)). A study published in Psychological Medicine reported that the global incidence rate of MDD is approximately 3.0% (Source: Psychological Medicine, 2013 Mar; 43(3)) and the WHO estimates that there are over 300 million people in the world struggling with depression (Source: Depression and Other Common Mental Disorders - Global Health Estimates (WHO 2017)).

Traditional Treatment Options

In the United States, an initial diagnosis of MDD in adult patients is typically determined by the patient’s primary care physician. Upon diagnosis, the most common form of treatment for MDD is the prescribing of an initial course of antidepressant medication, which may or may not be accompanied by psychotherapy. The physician would typically discuss a number of different treatment options with the patient, following which the physician would design a treatment plan tailored to the patient’s specific symptoms, personal preferences and the psychiatric services available in close proximity to the patient’s home or workplace.

The most commonly prescribed antidepressant medications are selective serotonin reuptake inhibitors (“SSRIs”). SSRIs primarily act to affect the levels and activity of serotonin in the brain and attempt to combat depression by blocking or inhibiting the reuptake of this particular neurotransmitter, thereby increasing the levels of available serotonin to promote proper signaling. Different classes of antidepressant medications also work on different combinations of underlying neurotransmitters. For example, serotonin norepinephrine reuptake inhibitors (“SNRIs”) work by blocking the reuptake of both serotonin and norepinephrine. Other medications may have more diverse effects on all three major neurotransmitters. During the initial treatment period, patients commonly suffer from negative side effects that may offset any benefits in symptoms experienced and result in discontinuing treatment. Therefore, it is common for a patient and their primary care physician to experiment with different antidepressant drugs and drug combinations before determining a medication regimen for the patient that provides both adequate symptom relief and is tolerable from a side effect perspective.

Depression-focused psychotherapy, or “talk-therapy”, is also commonly recommended as a treatment option for patients suffering from MDD. Psychotherapy is generally implemented as part of a treatment plan in conjunction with the use of antidepressant medication. Two of the most well studied and commonly available psychotherapy techniques for MDD are cognitive behavioral therapy and interpersonal psychotherapy, both of which are interactive therapies conducted between a trained professional and the patient.

If initial treatment approaches do not sufficiently relieve a patient’s symptoms, a primary care physician will often refer the patient to a psychiatrist trained in psychopharmacology. There are a substantial number of drugs and drug combinations that a psychiatrist may consider as second line therapies for MDD after an initial treatment has failed. For example, a psychiatrist may recommend combining two or more antidepressant medications, which is referred to as “combination therapy”, or using a second medication such as an atypical antipsychotic drug that is not an antidepressant along with the initial antidepressant medication to potentially augment the efficacy of such antidepressant, which is referred to as “augmentation”.

Other, later-stage treatment options, such as electroconvulsive therapy (“ECT”) and vagus nerve stimulation (“VNS”), are associated with greater medical risk, and are usually only considered for patients with severe cases of MDD. ECT is a hospital-based, inpatient treatment approach that is typically reserved for patients exhibiting the most severe MDD symptoms and is implemented most commonly in patients that are experiencing catatonia, psychosis, or acute suicidal behaviors that necessitate inpatient hospitalization. ECT involves the direct application of high voltage electrical current to the surface of the head and must be administered under anesthesia. VNS is the most invasive treatment option currently approved by the United States Food and Drug Administration (“FDA”) for MDD and is usually only considered for patients who have proven to be severely treatment resistant. VNS involves the surgical implantation of a stimulating electrode that is wrapped around the vagus nerve, which travels through the neck near the carotid artery, and a pulse generator that is separately implanted under the skin near the patient’s collarbone. The pulse generator sends electrical impulses to the electrode with the aim of stimulating the regions of the brain known to be directly associated with the regulation of mood.

Limitations of Traditional Treatment Options

Although a large number of antidepressant drugs have been approved and can be efficacious in subsets of patients in relieving depression symptoms, drug therapy has two primary limitations as it relates to the treatment of MDD:

1.	Limited efficacy, which can decline with each successive cycle of medication, with respect to both the same or different class(es) of antidepressant drugs; and

2.	Treatment-emergent negative side effects and toxicities causing poor patient treatment adherence or discontinuation of treatment therapy altogether.

The limitations of drug therapy in MDD were well demonstrated in the Sequenced Treatment Alternatives to Relieve Depression Study (the “STAR*D Study”) conducted by the U.S. National Institute of Mental Health that enrolled 4,041 adult patients (aged 18-75) suffering from MDD at 41 clinical sites in order to examine the outcome of a sequenced series of antidepressant medication attempts that replicated current views on best practices. In the STAR*D Study, the results of which were published in 2006, only approximately 28% of patients achieved remission in their first course of medication and only approximately 21% of patients achieved remission in their second course of medication.

Many patients taking antidepressant medications experience negative and/or intolerable side effects to treatment that contribute to a delay or failure in attaining an effective or optimal antidepressant dose, poor patient treatment adherence or discontinuation of treatment therapy altogether. Furthermore, the likelihood of achieving remission is limited and such likelihood declines with each successive medication attempt (Source: STAR*D Study). Antidepressant medication therapy for the treatment of MDD is often administered along with a recommendation for a depression-focused psychotherapy. While these treatment options have demonstrated efficacy in some clinical studies, they are also associated with limitations in practice. For instance, the experience level of the therapist may significantly affect the treatment outcome and access to such therapy can be limited for many patients.

The other treatments that offer patients alternatives where drugs and psychotherapy have failed, ECT and VNS, can have significant disadvantages when compared to TMS. ECT typically requires general anesthesia and must be administered in a controlled hospital setting with direct access to emergency resuscitation equipment. ECT is typically administered three times per week for up to 12 treatments, with some patients requiring as many as 20 treatments. The two most common side-effects ECT patients may experience are confusion and memory loss, each of which can occur immediately following a treatment session. Other side effects may include nausea, headache, jaw pain, muscle ache, hypertension and hypotension and life-threatening complications including adverse reactions to anesthesia, arrhythmias, ischemia or prolonged seizures. (Source: Psychiatric Clinics of North America, 2016 Sep; 39(3)). Despite the risks and potential side-effects of ECT, VNS is actually considered the most invasive treatment option currently approved by the FDA for MDD patients who have proven to be severely treatment resistant. The surgical implantation of the VNS device (both stimulating electrode and pulse generator) introduces risks including infection or local damage to the recurrent laryngeal nerve, which may lead to permanent voice alteration. Other significant potential adverse events associated with VNS include risk of developing cardiac arrhythmias and the need for repeated invasive procedures required to replace the pulse generator battery (Source: Psychiatry (Edgmont), 2006 May; 3(5)). Lastly, complications and delays relating to reimbursement for the implantation and ongoing monitoring of the VNS device results in limiting access to the procedure for many patients.

TMS as a Safe and Effective Treatment Alternative

Overview of TMS

Transcranial Magnetic Stimulation (“TMS”) is differentiated from traditional drug therapy approaches for the treatment of MDD and represents a different paradigm for the treatment of depression. TMS uses a pulsed magnetic field to induce electrical currents in neural tissue designed to stimulate specific areas of the brain associated with mood. The target for stimulation and activation in TMS to treat MDD is the prefrontal cortex, which serves as a starting point to regulate the neuronal circuitry connected to this region of the brain. This stimulation triggers a cascading electro-chemical effect that can pass along the neuronal circuit and reach into the deeper structures of the brain that also serve to regulate mood. This process can change the level of excitability and neuronal connections among these structures in a manner that improves the overall activity of the neuronal circuit which is believed to underlie the improvement in MDD symptoms in responsive patients.

TMS is most commonly performed as an office-based procedure using an FDA-cleared medical device specifically designed to deliver the magnetic pulses necessary to stimulate the neurons. A course of treatment typically requires treatment sessions five times per week, conducted over a four- to six-week period that can last from 19 to 45 minutes per session. Post-TMS treatment, patients can immediately return to their normal routine, including driving home or to the workplace.

TMS is considered to be an appropriate alternative and a potentially life-changing treatment for a patient suffering from MDD who has failed to achieve satisfactory improvement from prior antidepressant medications and psychotherapy in the current MDD episode. TMS is also not associated with the risk of serious adverse treatment-related events that can occur with the more aggressive treatment options, including ECT or VNS.

Safety and Efficacy of TMS Therapy for MDD

TMS is an FDA-cleared neurostimulation therapy for the treatment of patients suffering from MDD that has been clinically demonstrated to be a safe and effective treatment option for MDD. The safety and efficacy of TMS therapy has been demonstrated through two large, sham-controlled trials. The results of these clinical trials, conducted on patients who failed to achieve satisfactory improvement from antidepressant medication treatment, demonstrated that approximately 58% of patients responded positively to TMS therapy, and approximately 37% of patients achieved remission of their MDD symptoms (Source: Depression and Anxiety, July 2012; 29(7)). The majority of patients in the initial trial also participated in a 12-month follow-up TMS treatment phase, during which the response rate to TMS therapy increased to approximately 62% and the remission rate increased to approximately 42% (Source: Journal of Clinical Psychiatry, 2014 Dec; 75(12)). This is contrasted with the results from the STAR*D Study on MDD drug treatment outcomes where only approximately 28% of patients achieved remission in their first round of drug treatment. For patients failing the first-line drug therapy and undergoing a second round of drug treatment, approximately 21% of patients achieved remission in their second medication attempt (Source: Star*D Study). In addition to the higher efficacy rates, as measured by remission of MDD symptoms versus drug therapy, TMS has also demonstrated to be better tolerated by patients with only limited adverse side effects being observed through the TMS clinical trials. The discontinuation rate in the sham-controlled TMS clinical studies were approximately 5% (Source: Journal of Clinical Psychiatry, 2008 Feb; 69(2)), which is a marked contrast to the single medication treatment in the STAR*D Study in which the adverse events discontinuation rate increased from 9% to 41% as additional alternative monotherapy treatment attempts were administered (Source: Star*D Study).

Notes:

(1)	Star*D Study.

(2)	Journal of Clinical Psychiatry, 2014 Dec; 75(12).

(3)	Journal of Clinical Psychiatry, 2004 Apr; 65(4); Biol Psychiatry, 2004 Feb; 55(3).

(4)	CDC NCHS Data Brief No. 283, August 2017 – Antidepressant Use Among Persons Aged 12 and over in the U.S., 2011-2014.

(5)	Management estimate.

(6)	Mental Health America (mentalhealthamerica.net/ect), accessed March 15, 2019.

TMS Delivery Systems

TMS treatments are delivered through FDA-regulated medical devices specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD. These devices are commonly referred to as TMS devices (a “TMS Device”). There are currently seven FDA-cleared TMS Devices on the market in the United States; these include NeuroStar Advanced Therapy Systems, Brainsway Deep TMS, Magstim, MagVita TMS Therapy, Cloud TMS, Nexstim and Apollo TMS. Greenbrook currently has ongoing collaborative relationships with four of the seven TMS Device manufacturers (Neuronetics, Inc., Brainsway Ltd., The Magstim Company Ltd. and MagVenture, Inc.) and we actively use three different TMS Devices in our centers. By not limiting ourselves to exclusive relationships with any particular device vendor, we believe we are well positioned to ensure that the best-in-class TMS technology can always be made available to our physicians and patients throughout our network of TMS Centers.

Key Benefits of TMS Therapy

•	Effective treatment option – In randomized, controlled trials, TMS has demonstrated a response rate of approximately 62% and a remission rate of approximately 42%, as compared to an approximate 49% response rate and 28% remission rate observed in the monotherapy drug treatment utilized in the Star*D Study.

•	Positive patient experience with convenient treatments – TMS is a short outpatient procedure administered in an office setting, allowing for convenient patient access. Patients can immediately return to their normal routine following each treatment session, including driving home or to the workplace.

•	Non-invasive and non-sedative procedure – In contrast to other second-line treatment alternatives, TMS therapy requires no anesthesia and no hospitalization.

•	Well-tolerated treatment option with no major side effects – TMS is generally well-tolerated with minor side effects experienced in a small subset of patients. The most common side effect is mild and temporary scalp discomfort. TMS is also associated with a minimal increase in the risk of seizures in a small subset of patients. In contrast, drug therapy is often associated with side effects such as blurred vision, anxiety, weight gain, constipation, nausea and insomnia, and is less tolerated by patients as evidenced by the 41% rate of treatment discontinuance for patients that had received multiple monotherapy drug alternatives in the Star*D Study.

•	Compelling value proposition for insurance companies and reimbursed by all major insurance carriers in the United States – We believe that a broader adoption of TMS therapy is likely to significantly reduce costs to the U.S. healthcare system and broader economy due to the well documented economic burden of depression and related co-morbidities. Broader access could also help to address an underserved patient population with limited treatment alternatives based on poor access to traditional psychiatric treatments. Inpatient medical costs, pharmacy costs, suicide-related costs and workplace costs can be significantly reduced by providing access to care in the form of TMS therapy. The direct cost of a TMS treatment course in the United States ranges from approximately US$6,500 to US$10,000. TMS is equally compelling to the United States insurance providers (or other payors in the healthcare system) given that the costs are comparable to or, in many cases, less expensive than the ongoing cost of combination drug therapies and psychotherapy treatments typically associated with patients that are determined to be suitable candidates for TMS therapy. TMS therapy is now covered by all major commercial insurance carriers and Medicare, representing over 300 million covered lives in the United States.

Market Opportunity for the Delivery of TMS

Based on U.S. Census Bureau data and the 2016 National Survey on Drug Use and Health, management estimates that approximately 14.7 million adults (between 18 and 70 years of age) in the United States suffer from MDD annually. Of these people, we estimate that approximately 7.6 million of these individuals actively seek treatment and, based on applying data from the STAR*D Study, approximately 5.5 million of these patients are likely to have failed to achieve remission of their MDD from any prior antidepressant drug therapy. Management further estimates that approximately 3.5 million (or 69%) of those patients have commercial insurance or Medicare coverage for TMS.

Based on these figures and expected provider revenues for a standard course of TMS treatment ranging from US$6,500 to US$10,000, management believes that there exists a significant potential market for TMS treatment in the United States.

Expansion of Market Opportunity Through New Indications

TMS Device manufacturers are actively seeking FDA clearance for TMS to treat additional mental health indications outside the current approval for MDD, including adolescents with MDD, post-traumatic stress disorder (“PTSD”) and bipolar disorder. In August 2018, Brainsway Ltd., a TMS Device manufacturer, received clearance for the treatment of obsessive-compulsive disorder (“OCD”) using TMS therapy (Source: Brainsway Ltd. company filings), following which Greenbrook’s TMS Centers began offering treatment for OCD. There are also initial studies being conducted on the use of TMS to treat many forms of addiction (Source: clinicaltrials.gov). Greenbrook’s established footprint and proven service delivery model for TMS therapy makes us well-positioned to lead the delivery of treatment for any new indications if and when such treatments are approved by the FDA and eligible for reimbursement by insurance carriers. Management believes that the treatment of new indications can be rapidly incorporated into our TMS Center network with minimal incremental investment required.

Greenbrook’s Role as a Leading Provider of TMS Therapy

Despite the magnitude of the market opportunity, based on the proven safety and efficacy of TMS, and the fact that TMS is generally accepted by psychiatrists and neurologists as an effective treatment for patients suffering from MDD, the number of TMS procedures performed annually in the United States remains low relative to the addressable market. Key factors contributing to this discrepancy include a historical lack of insurance reimbursement for TMS, the social stigma attached to publicly seeking treatment for depression, the lack of awareness of TMS among both the general population and physicians as a viable treatment alternative for depression, and the overall poor alignment of TMS treatment with the traditional practice of psychiatry. Furthermore, the almost-daily nature of TMS treatment is one of the key challenges facing our patients in successfully completing their TMS treatment protocol and is generally a major obstacle to access to TMS therapy. Our TMS Center network is purpose-built in order to address this challenge through the implementation of multiple convenient locations within a given region and operating hours that allow our patients to easily and effectively incorporate TMS into their daily schedules (see “Business of the Company – Our Business Model – Our Focus on the Patient Experience”).

There are some significant challenges involved in incorporating TMS into the existing model for the practice of psychiatric medicine or the provision of mental health treatment more generally. A typical psychiatrist office is simply not conducive to high patient throughput using device-oriented therapy such as TMS and psychiatrists have generally been slow to deviate from the more standard practices of talk therapy and the administration of antidepressant drugs.

Our business model was developed to overcome all of these challenges and to take advantage of the opportunity for a new, differentiated service channel – a patient-focused, customer service model to make TMS therapy easily accessible to all patients while maintaining a high standard of patient care.

business of the company

Overview of Greenbrook

Operating through 121 Company-operated treatment centers, Greenbrook is a leading provider of TMS, an FDA-cleared, non-invasive therapy for the treatment of MDD, in the United States.

Our predecessor parent company, TMS US, was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of TMS for the treatment of MDD. In 2018, Greenbrook’s TMS Centers began offering treatment for OCD. Greenbrook was created upon the identification of the following key opportunity drivers:

•	the safety and efficacy of TMS as a treatment option for patients suffering from MDD and OCD;

•	the growing societal awareness and acceptance of depression as a treatable disease and a corresponding reduction in stigma surrounding depression, seeking treatment and mental health issues generally;

•	the growing acceptance, but slow adoption, of TMS;

•	the poor alignment of TMS treatment with traditional practices of psychiatry which created an opportunity for a new, differentiated service channel;

•	the fragmented competitive landscape for TMS treatment which provides an opportunity for consolidation; and

•	the track record of success by the management team in multi-location, center-based healthcare service companies.

After opening our first center in 2011 in Tysons Corner in Northern Virginia, we have grown to control and operate a network of outpatient mental health service centers that specialize in TMS treatment (each, a “TMS Center”) across the United States. We currently own 121 TMS Centers, located in convenient locations to provide easy access to patients and physicians, in the Commonwealth of Virginia and the States of Maryland, Delaware, North Carolina, Missouri, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Illinois, Alaska, Oregon and California. Our center-based delivery model has established Greenbrook as a leading provider of TMS therapy in the United States. As of December 31, 2019, Greenbrook has provided more than 370,000 TMS treatments to close to 10,000 patients.

Our Business Model

A Regional Approach to Center-Based Delivery of Care

Our regional model seeks to develop leading positions in key markets and to leverage operational efficiencies by combining smaller local TMS treatment centers within a region under a single shared regional management infrastructure. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area which facilitates the use of regional staff working across the various TMS Center locations within the management region and creates a marketing capture area that allows for efficiencies in advertising costs.

Our scale and density within selected geographies provides valuable and mutually beneficial long-term relationships with key payors, local physicians, behavioral health groups and referring physicians. Our regional operations team is responsible for managing local physicians, non-clinical staff and referral relationships to provide for a patient-centric, customer service model, which makes TMS easily accessible to patients.

We provide centralized support to management regions through corporate training programs, standardized policies and procedures, systems and business infrastructure support as well as the sharing of best practices among the physicians and support staff across our regional networks. Centralized services include professional marketing management, call center support, centralized patient scheduling, legal and finance support and centralized medical billing services.

Our Patient Acquisition and Treatment Model

Our patient-focused, customer service model makes TMS therapy easily accessible to all patients through three core business processes supported by a centralized, scalable business infrastructure: (1) Patient Inquiry; (2) Patient Conversion; and (3) Treatment Delivery. Each of these core business processes are further described below:

Patient Inquiry

The patient inquiry process consists of utilizing several marketing channels in order to drive patient and physician awareness of TMS and the Greenbrook brand. Direct to consumer marketing strategies (such as radio, web and digital) are combined with a regional account management sales team that develops and nurtures relationships with local physicians, physician groups, primary care providers and behavioral health groups. We offer these physician groups the opportunity to offer access to TMS by referring their patients to one of our local TMS Centers or in partnership as an extension of their own practice. As a specialist TMS provider that does not provide general psychiatric services, we generally do not compete with our referral network and frequently direct outbound referrals for general psychiatry inquiries coming into our call center where appropriate.

We further support regional and corporate marketing strategies with local community events and sponsorships. Patient inquiries are directed to our technology-enabled call center, which gives call center administrators the ability to schedule patients centrally to a nearby local TMS Center for a free consultation to start the patient conversion process, as further described below.

Patient Conversion

The conversion process begins with our team of experienced consultants that operate regionally to conduct an initial free consultation at a TMS Center of the patient’s choice. The consultant conducts a comprehensive assessment in order to determine whether TMS could be an appropriate treatment option for the patient and is responsible for introducing and explaining TMS therapy to the patient and answering any initial questions the patient may have. Following this consultation process, reimbursement support will be offered by the consultant to patients interested in proceeding with treatment. As part of the reimbursement support, an initial benefits investigation is undertaken by the consultant to provisionally determine whether the patient will be covered by insurance for the TMS treatment as well as the extent of any out-of-pocket costs to be incurred by the patient in respect thereof. If a patient desires to proceed with treatment, the consultant or an administrative staff member will schedule a pre-assessment appointment with an on-site psychiatrist to review the patient’s medical history to confirm the initial assessment and ultimately decide whether TMS is an appropriate treatment option for the patient.

Treatment Delivery

Following the patient conversion process, if it is determined by the psychiatrist during the pre-assessment that TMS is appropriate for the particular patient, and the patient wishes to proceed with such treatment (which can occasionally be dependent on the outcome of the insurance eligibility investigation conducted by the billing and reimbursement support team), a course of TMS treatment is scheduled at a TMS Center of the patient’s choosing. The location selected is typically one that is most convenient relative to the patient’s home or workplace.

A treatment course typically consists of 20 to 30 individual treatment sessions, including an initial and repeated motor threshold determination to determine the TMS intensity level necessary to evoke a peripheral motor response, thereby optimizing the treatment protocol based on each individual patient. Treatment is then conducted by a trained and certified TMS technician and supervised by a psychiatrist. A course of treatment typically requires treatment sessions that last from 19 to 45 minutes per session, five times per week, conducted over a four- to six-week period. Post-TMS treatment, patients can immediately return to their normal routine, including driving home or to the workplace.

Greenbrook is not directly involved in the practice of medicine and does not in any way interfere with, or exercise control over, the professional medical judgment of the psychiatrists and clinical support personnel involved in the provision of medical services at our TMS Centers. Rather, we are involved in the operation and administration of the medical practices operating at our TMS Centers in order to facilitate the successful delivery of TMS therapy.

Centralized, Scalable Business Infrastructure

Our three core business processes are supported by a robust, technology-enabled, corporate business infrastructure including information technology, medical billing, human resources, branding, training, regulatory and finance. Our custom end-to-end integrated systems enable a seamless process from the first patient interaction, through the patient treatment process until payment is received with the assistance of our centralized billing support team.

Our Focus on the Patient Experience

The almost-daily nature of TMS treatment is one of the key challenges facing our patients in successfully completing their TMS treatment protocol and is generally a major obstacle to access to TMS therapy. Our TMS Center network is purpose-built in order to address this challenge through the implementation of multiple convenient locations within a given region and operating hours that allow our patients to easily and effectively incorporate TMS into their daily schedules.

Our regional model provides a seamless patient experience. The consultation with a TMS technician and the initial physician visit can be attended at any of our regional locations. Our highly-trained technician team (under the supervision of a psychiatrist) provides the treatment at a local TMS Center selected by the patient, which is typically in close proximity to the patient’s home or workplace.

We aim to embed our TMS Centers within Class A office space that provides a comfortable and discrete experience for our patients, in an effort to counteract the stigma often associated with a mental health facility or a mental health in-patient clinic. Our standardized center design and color pallets provide for a relaxing and welcoming treatment environment that is designed to not feel like a hospital or medical office. Our highly-trained technician team and experienced clinical leadership are focused on delivering the highest standard of patient care while also delivering a pleasant and welcoming patient experience. Our TMS Devices are located in comfortable private treatment rooms where patients can relax while receiving treatment. The daily nature of the treatment allows our technicians to develop a relationship with many of our patients and we believe this relationship can be a supportive factor in the success of the treatment and a positive improvement in many of our patient’s lives.

Regional Development Strategy

As discussed above, our regional model seeks to develop leading positions in key markets and to leverage operational efficiencies by combining smaller local TMS treatment centers within a region under a single shared regional management infrastructure.

A new regional build-out is typically associated with a metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area, which facilitates the use of regional staff working across the various TMS Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising costs. Management regions are not strictly defined by state lines or other geographic borders, but rather a functional management area.

In order to maximize cost efficiencies, we focus on developing our clinic networks within metropolitan areas that can support multiple centers. Our current management regions have between 5 and 19 active or planned TMS Centers, all with additional opportunities to add density within the region. TMS Centers are placed in sub-populations within the metropolitan area that provides local treatment access to patients in order to alleviate the time and effort associated with the almost-daily nature of the treatment course. Convenient, local patient access is essential to attract patients suffering from MDD, as depression is a condition associated with low motivation, a lack of energy, and typically a reluctance to take action and travel to a medical facility. In establishing our regional footprint, we carefully evaluate elements such as traffic patterns, highway access and major regional employers to optimize accessibility and to ensure that the addition of new TMS Centers incrementally adds to the addressable patient population within the management region. Our current development focus for existing regions is on incrementally increasing the patient volume within the management region rather than assessing an individual TMS Center location in isolation. As a result, we will from time to time establish a TMS Center that may, over the short term, negatively impact the patient volume at another nearby TMS Center, but which adds incremental patient access and volume to the region as a whole in an economically beneficial manner.

Management regions are evaluated, assessed and ultimately selected for development through careful consideration of the following core factors, among others:

•	population density and demographics;

•	state legislation as it relates to the practice of medicine;

•	local insurance reimbursement rates and coverage criteria;

•	commercial real estate rates;

•	availability of high quality clinical partners and regional staff;

•	awareness of TMS (which is typically greater in areas where TMS therapy is incorporated into local university research programs); and

•	regional marketing overlap which generates cost synergies.

Once we are comfortable with the cost of patient acquisition and the cost and profitability of treatment delivery based on the factors highlighted above, we establish an initial single TMS Center as the regional hub for the management region, typically in partnership with an anchor physician partner. Additional TMS Centers are then added based on capacity utilization and required patient coverage areas which is monitored based on referral data and patient inquiry activity. Subsequent TMS Centers share allocations of regional and corporate overhead costs. See “General Development of the Business”.

Current Footprint and Expansion Plans

Our current footprint consists of 121 TMS Center locations spanning 13 management regions in the Commonwealth of Virginia and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon and California. Our management regions consist of Virginia, Maryland and Delaware, North and South Carolina, the Greater St. Louis Region (Missouri and Illinois), the Cleveland Metropolitan Region (Ohio), the Greater Houston Region (Texas), the Austin Metropolitan Region (Texas), Connecticut, the Tampa-St. Petersburg Metropolitan Region (Florida), Michigan, California, Alaska and Oregon. See “– Locations” below. In certain circumstances, we partner with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain of our TMS Center Operating LLC subsidiaries. We currently have 68 wholly-owned TMS Centers and 53 TMS Centers in which we have a controlling interest. We are in advanced stages of discussion to establish several additional TMS Center locations and management regions across the United States. We also actively look to add density within our existing management regions, where appropriate.

Growth Strategy

We have a well-defined, long-term growth strategy, supported by multiple sources of projected cash flow growth, including the following four key drivers for sustained growth:

•	In-region Growth and Development: In-region, or organic growth, is expected to be generated through the growing awareness of mental health issues generally, and TMS treatment, in particular, as a viable treatment option for the treatment of MDD. Paired with adding higher TMS Center density to access new patient populations by building convenient TMS Center access points, we are well-positioned for continued long-term growth and development within our existing service regions.

•	Development of New Regions: A core component of our expansion strategy is to replicate our robust regional model into new states and metropolitan areas. Since completion of our IPO, we have established nine new management regions with further expansion initiatives underway in other major metropolitan areas in the United States. See “General Development of the Business”.

•	New Indications: TMS Device manufacturers are actively seeking FDA clearance for TMS to treat additional mental health indications outside the current approval for MDD, including adolescents with MDD, PTSD and bipolar disorder. In August 2018, Brainsway Ltd., a TMS Device manufacturer, received FDA clearance for the treatment of OCD using TMS therapy (Source: Brainsway Ltd. company filings), following which Greenbrook’s TMS Centers began offering treatment for OCD. There are also initial studies being conducted on the use of TMS to treat many forms of addiction (Source: clinicaltrials.gov). Greenbrook’s established footprint and proven service delivery model for TMS therapy makes us well-positioned to lead the delivery of new indications if and when such treatments are approved by the FDA and made eligible for reimbursement by insurance carriers. We believe the treatment of new indications can be rapidly incorporated into our existing TMS Center network with minimal additional investment required.

•	Mergers and Acquisitions: As the market matures, we will continue to actively seek opportunistic acquisitions of established centers or smaller, regional multi-location providers, as evidenced by our successful acquisition of Achieve TMS (as defined below) in September 2019 (see “General Development of the Business – Acquisition of Achieve TMS”). The fragmented nature of the TMS delivery market, with many small provider groups, could ultimately provide an attractive opportunity for industry consolidation. We believe that our robust corporate business infrastructure, experienced management team and standardized systems and procedures, as well as our ability to rapidly integrate new centers, position us well to lead any future market consolidation.

Relationships with our TMS Device Suppliers and Cost Model

Our business model is focused on providing a differentiated service channel – a patient-focused, customer service-oriented model that strives to make TMS therapy easily accessible to as many patients as possible. We aim to make best-in-class TMS technology available to our patients and physicians throughout our TMS Center network. We do not own the intellectual property associated with any TMS Device (see “Meaning of Certain References”). Instead, we cultivate and foster relationships with the leading TMS Device manufacturers (including Neuronetics, Inc., Brainsway Ltd., The Magstim Company Ltd. and MagVenture, Inc). By not limiting ourselves to exclusive relationships with any particular device vendor, we believe we are better positioned to ensure that the best-in-class technology can always be made available at our TMS Centers to our physicians and patients throughout our network. As at December 31, 2019, we had 177 TMS Devices throughout our TMS Center network. The majority of our TMS Devices currently in use at our TMS Centers are the “NeuroStar Advance Therapy Systems”, supplied by Neuronetics, Inc., making Neuronetics, Inc. currently our largest TMS Device supplier.

Neuronetics, Inc. has a market leading position in respect of TMS Devices and was the first TMS Device to receive FDA clearance in 2008. There are now seven FDA-cleared TMS Devices available in the United States, including NeuroStar Advanced Therapy Systems, Brainsway Deep TMS, Magstim, MagVita TMS Therapy, Cloud TMS, Nexstim and Apollo TMS. While we currently use the NeuroStar Advanced Therapy Systems, Brainsway Deep TMS and MagVita TMS Therapy devices in our TMS Centers throughout our network, we constantly monitor the TMS technology landscape and incorporate new technology into our TMS Centers where we believe doing so will add value to our patients and physicians, provide a novel treatment modality or is approved to treat additional indications.

Our status as a leading provider of TMS therapy in the United States and centralized procurement of TMS Devices provides us with competitive buying power and opportunities for strategic partnerships with device manufacturers, including as it relates to priority pricing and supply. These factors, combined with the efficiencies gained through our regional model (as described above), enables us to lower our cost of delivery of TMS treatment and provide a competitive advantage as a lower cost provider.

TMS Devices are typically leased from the relevant device manufacturers, with certain device manufacturers providing an option to purchase the device at the end of the lease term. As of December 31, 2019, we had 125 leased TMS Devices and 53 owned TMS Devices. The cost structure in respect of a particular TMS Device is generally dependent on the specific pricing model for each device manufacturer. Our current pricing arrangements with device manufacturers are either structured as (i) an operating lease with only fixed periodic payments, or (ii) a lower fixed periodic payment structure as compared to the operating lease, but paired with a variable per treatment fee. Our blended TMS Device cost represented 20%, 24% and 27% of gross revenue in Fiscal 2019, Fiscal 2018 and Fiscal 2017 (on a pre-IFRS 16, Leases, basis),1 respectively, as we optimized device usage and negotiated strategic partnerships and pricing arrangements with device manufacturers. TMS Device costs currently represent our largest operating expense.

We continuously evaluate our relationships with the device manufacturers to optimize pricing arrangements, after-sale support and reliability of TMS Device supply, while continuing to offer best-in-class technology in our TMS Centers throughout our network.

Revenue, Profit Model and Insurance Reimbursement for TMS Therapy

Revenue represents net patient fees received, or receivable for TMS services and is billed on a per treatment basis by our centralized billing team. TMS provides a highly compelling value proposition to payors and is fully validated with reimbursement in all 50 states and from all major insurance providers (including Medicare), representing over 300 million covered lives, with over 97% of our patients having commercial insurance, Medicare or other non-Medicare government-based coverage for TMS. Approximately 83% of these patients are covered by commercial insurance plans while 17% are covered by Medicare or other non-Medicare government-based programs.

TMS therapy is billed under three Current Procedural Terminology (CPT) codes:

•	90867 – Therapeutic repetitive transcranial magnetic stimulation treatment; initial, including cortical mapping, motor threshold determination, delivery and management;

•	90868 – Subsequent delivery and management, per session; and

•	90869 – Subsequent motor threshold re-determination with delivery and management.

A course of TMS typically consists of 20 to 35 treatments, with each treatment billed separately, with some patients returning for additional maintenance or repeat treatments. Insurance carriers typically reimburse 20 to 35 sessions per course of treatment. A typical course of treatment will consist of an initial cortical mapping and motor threshold determination and treatment (90867), various daily treatment sessions (90868), and a subsequent motor threshold re-determination and treatment (90869).

[1]	The Company adopted IFRS 16, Leases (“IFRS 16”) effective as of January 1, 2019 using the modified retrospective approach. As a result of this approach, the prior period figures were not adjusted. For comparison purposes, the Company has provided explanations for prior period figures adjusting for the effects of IFRS 16. The figures quoted above are after adjusting for the effect of IFRS 16 in both periods for comparability. Please refer to our management’s discussion and analysis of our financial condition and results of operations for our most recently completed financial year ended December 31, 2019 for further details on the impact of the implementation of IFRS 16 on our financial results.

The Centers for Medicare and Medicaid Services (“CMS”) has not established a national coverage determination or centralized fee schedule for TMS. Instead, CMS leaves pricing discretion to the various Medicare Administrative Contractors (MACs). Commercial payors also individually exercise discretion over pricing and may establish a base fee schedule for TMS or negotiate a specific reimbursement rate with an individual TMS provider. Commercial payors are not bound by any CMS coverage policies or pay rates and have the option to tailor their individual payment policies.

Average revenue per treatment has varied between $212 and $230 since the beginning of 2015 and is largely dependent on our payor mix and ruling reimbursement rates from commercial insurance plans, Medicare or other non-Medicare government-based programs. Depending on a patient’s specific insurance plan, secondary insurance plan (if any) and our enrollment status with the insurance provider, the patient may be responsible for a co-pay, coinsurance or deductible out-of-pocket cost. Approximately 3% of our payments received represent patients’ out-of-pocket cost, with the remainder paid directly to us by the applicable insurance provider.

Direct center and patient care costs, including device costs (as outlined in “Relationships with our TMS Device Suppliers and Cost Model” above), the cost of clinical and non-clinical staff, the cost of the space lease for the TMS Center and other day-to-day running costs, represent approximately 60% pre-IFRS 16 adoption) of gross revenue in an established TMS Center. We currently target an average margin of 40% pre-IFRS 16 adoption) after direct center and patient care costs with the current actual margin 38% pre-IFRS 16 adoption) as of December 31, 2019, as newly-developed centers scaled into their cost infrastructure (this typically takes between 6-12 months). As we add TMS Center density in our respective management regions, the contribution margin after direct center and patient care costs from the various TMS Centers scale into the single shared regional management infrastructure to ultimately target a regional operating income margin of 25% pre-IFRS 16 adoption in a mature region with an actual blended margin currently at (10% pre-IFRS 16 adoption) as of December 31, 2019 as we continue to add density in all regions.

Strengths and Investment Highlights

Management believes that the following describes the key strengths and investment highlights of Greenbrook and our business:

•	TMS is a New Paradigm and a Fully-Validated Approach to Treating Depression: TMS is an FDA-cleared approach to treating depression that is fully validated with reimbursement in all 50 states and from all major insurance providers.

•	Experienced Executive Management Team and Strong Independent Board: We have a highly experienced management team and clinical leadership with a track record of building center-based healthcare services businesses. Furthermore, our clinical leadership team are pioneers in the field of TMS therapy. Additionally, our board of directors (the “Board”), the majority of whom is independent, has extensive collective experience in the industry, capital markets and corporate governance.

•	Proven Business Model: Our proven TMS treatment delivery model has already made us a leading provider of TMS in the United States with over 370,000 TMS treatments to close to 10,000 patients since inception.

•	Regional Operating Model: Our efficient regional operating model, centralized business infrastructure, systems infrastructure and centralized buying power enables efficient delivery of TMS treatment, which provides a significant competitive advantage.

•	Potential for Future TMS Indications: Multiple clinical studies and research projects are underway for label expansion of TMS therapy into additional mental health and/or neurological indications. Greenbrook’s established footprint and service delivery model is well-positioned to lead the delivery of new indications which can be rapidly incorporated into our existing TMS Center network with minimal additional investment required.

Competition

The current competitive landscape as it relates to the treatment of MDD through TMS predominantly consists of individual psychiatrists that have a TMS Device in their office and who can offer TMS therapy directly to their patients. We believe that individual psychiatrists generally deliver only a limited number of treatments on their devices due to the poor alignment of TMS treatment with the traditional practice of psychiatry.

We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers.

Employees

As at December 31, 2019, the Company had 325 employees, of which approximately 273 were employed as regional personnel at our TMS Centers or as part of the regional management infrastructure, and 52 were employed as corporate personnel to support our centralized business infrastructure. As part of our regional expansion strategy, we expect our employee headcount to continue to increase.

Information Systems

We focus on creating optimal workflows and processes by investing and continuously improving our technology-enabled centralized business infrastructure. Our custom integration of various best-in-class software applications includes call center, customer relationship and lead management, medical billing, electronic health records, financial reporting and analysis and human resources systems. This creates an end-to-end integrated platform, which enables a seamless process from the first patient interaction, through the patient treatment process until payment is received. We will continue to optimize our information systems to create standardized policies, procedures and cost efficiencies.

Locations

We currently have 121 TMS Centers in the United States, all of which operate in leased office space. We also maintain a head office in Toronto, Ontario and a United States corporate headquarters located in Tysons Corner, Virginia, both of which are also leased. The majority of our TMS Centers are leased under non-cancelable operating leases ranging in terms from three to seven years and are generally subject to periodic consumer price index increases or contain fixed escalation clauses. Each of our leased properties are listed below:

Premises	Location	Lease Expiration Date
Head Office	Toronto, ON	N/A(1)
U.S. Corporate Headquarters	Tysons Corner, VA	September 30, 2024
TMS Center – Agoura Hills	Agoura Hills, CA	December 24, 2022
TMS Center – Alexandria	Alexandria, VA	August 31, 2025
TMS Center – Anchorage	Anchorage, AK	April 30, 2023
TMS Center – Ann Arbor	Ann Arbor, MI	July 31, 2023
TMS Center – Annapolis	Annapolis, MD	November 30, 2022
TMS Center – Arlington	Arlington, VA	October 31, 2025
TMS Center – Ashburn	Ashburn, VA	October 31, 2022

Premises	Location	Lease Expiration Date
TMS Center – Arsenal Hill	Arsenal Hill, SC	N/A(2)
TMS Center – Asheville	Asheville, NC	N/A(2)
TMS Center – Beachwood	Beachwood, OH	April 30, 2024
TMS Center – Beaverton	Portland, OR	August 31, 2022
TMS Center – Bel Air	Bel Air, MD	September 30, 2024
TMS Center – Bloomfield Hills	Bloomfield Hills, MI	November 30, 2024
TMS Center – Bryker Woods	Austin, TX	June 30, 2022
TMS Center – Carlsbad	Carlsbad, CA	April 30, 2020
TMS Center – Cary	Cary, NC	November 30, 2021
TMS Center – Chapel Hill	Chapel Hill, NC	April 30, 2022
TMS Center – Charlottesville	Charlottesville, VA	March 31, 2022
TMS Center – Chester	Chester, VA	October 31, 2025
TMS Center – Chesterfield	Chesterfield, MO	May 31, 2021
TMS Center – Christiansburg	Christiansburg, VA	March 31, 2023
TMS Center – Clackamas	Clackamas, OR	January 15, 2023
TMS Center – Claremont	Ontario, CA	September 30, 2021
TMS Center – Clayton	Clayton, NC	November 30, 2021
TMS Center – Clearwater	Clearwater, FL	March 31, 2024
TMS Center – Columbia	Columbia, MD	September 30, 2021
TMS Center – Creve Coeur	Creve Coeur, MO	N/A(2)
TMS Center – Durham	Durham, NC	December 31, 2022
TMS Center – East Haven	East Haven, CT	June 30, 2024
TMS Center – East Lansing	East Lansing, MI	January 31, 2021
TMS Center – East Lyme	East Lyme, CT	January 31, 2025
TMS Center – Eastlake	La Mesa, CA	April 30, 2020
TMS Center – Easton	Easton, MD	August 31, 2024
TMS Center – Fairbanks	Fairbanks, AK	March 31, 2025
TMS Center – Fairfax	Fairfax, VA	N/A(2)
TMS Center – Fairview Heights	Fairview Heights, IL	September 30, 2022
TMS Center – Fayetteville	Fayetteville, NC	May 31, 2023
TMS Center – Festus	Festus, MO	November 30, 2024
TMS Center – Fort Bend	Richmond, TX	May 31, 2024
TMS Center – Frederick	Frederick, MD	N/A(2)
TMS Center – Fredericksburg	Fredericksburg, VA	April 30, 2023
TMS Center – Glen Allen	Glen Allen, VA	July 31, 2021
TMS Center – Glen Burnie	Glen Burnie, MD	June 30, 2023
TMS Center – Greenbelt	Greenbelt, MD	N/A(2)
TMS Center – Greensboro	Greensboro, NC	November 30, 2025
TMS Center – Greensboro (Medicare)	Greensboro, NC	December 31, 2021
TMS Center – Hudson	Westlake, OH	August 31, 2024
TMS Center – Hunt Valley	Hunt Valley, MD	November 30, 2024
TMS Center – Huntington Beach	Huntington Beach, CA	April 30, 2020
TMS Center – Independence	Independence, OH	July 30, 2023
TMS Center – Irmo	Irmo, SC	May 31, 2024
TMS Center – Irvine	Irvine, CA	March 31, 2026
TMS Center – Jantzen Beach	Portland, OR	June 20, 2021
TMS Center – Katy	Katy, TX	April 30, 2026

Premises	Location	Lease Expiration Date
TMS Center – Kensington	Kensington, MD	April 30, 2020
TMS Center – La Jolla	San Diego, CA	April 30, 2020
TMS Center – Ladue	Ladue, MO	December 31, 2020
TMS Center – Lakes	West Bloomfield, MI	December 31, 2020
TMS Center – Lakewood Ranch	Sarasota, FL	September 30, 2024
TMS Center – Lakeland	Lakeland, FL	December 31, 2022
TMS Center – Lakeway	Austin, TX	January 31, 2025
TMS Center – League City	Kemah, TX	July 31, 2024
TMS Center – Lynchburg	Lynchburg, VA	December 31, 2022
TMS Center – Matthews	Matthews, NC	July 31, 2024
TMS Center – Mechanicsville	Mechanicsville, VA	September 30, 2023
TMS Center – Memorial	Houston, TX	October 31, 2024
TMS Center – Midlothian	Midlothian, VA	September 30, 2021
TMS Center – Milford	Milford, CT	N/A(2)
TMS Center – Mission Valley	San Diego, CA	July 7, 2024
TMS Center – Mooresville	Mooresville, NC	July 31, 2023
TMS Center – Newark	Bear, DE	May 31, 2023
TMS Center – Newport News	Newport News, VA	February 29, 2024
TMS Center – North Raleigh	North Raleigh, NC	November 30, 2021
TMS Center – Northridge	Northridge, CA	June 14, 2021
TMS Center – Novi	Novi, MI	April 30, 2020
TMS Center – O’Fallon	O’Fallon, MO	November 30, 2023
TMS Center – Olivette	St. Louis, MO	November 14, 2020
TMS Center – Olney	Olney, MD	March 30, 2020
TMS Center – Owings Mills	Owings Mills, MD	September 30, 2021
TMS Center – Park Place	Austin, TX	January 31, 2025
TMS Center – Pearland	Pearland, TX	March 31, 2025
TMS Center – Pinehurst	Aberdeen, NC	June 30, 2024
TMS Center – Portland	Portland, OR	N/A(2)
TMS Center – Rancho Bernardo	San Diego, CA	April 30, 2021
TMS Center – Rancho Mirage	Palm Desert, CA	April 30, 2020
TMS Center – Reston	Reston, VA	June 30, 2022
TMS Center – River Oaks	Houston, TX	February 28, 2025
TMS Center – Riverside	Riverside, CA	September 11, 2021
TMS Center – Roanoke	Roanoke, VA	November 30, 2023
TMS Center – Rochester Hills	Rochester Hills, MI	August 31, 2024
TMS Center – Rockville	Rockville, MD	December 31, 2025
TMS Center – Round Rock	Round Rock, TX	December 31, 2023
TMS Center –San Luis Obispo	San Luis Obispo, CA	July 4, 2021
TMS Center – Sarasota	Sarasota, FL	August 23, 2024
TMS Center – Shelby	Utica, MI	July 31, 2024
TMS Center – Solon	Solon, OH	May 31, 2020
TMS Center – South Charlotte	Charlotte, NC	November 30, 2024
TMS Center – South Park	Charlotte, NC	August 31, 2024
TMS Center – Southern Maryland	Waldorf, MD	August 31, 2023
TMS Center – Spring	Spring, TX	February 28, 2025
TMS Center – Suffolk	Suffolk, VA	November 30, 2022

Premises	Location	Lease Expiration Date
TMS Center – Sugar Land	Sugar Land, TX	March 31, 2025
TMS Center – St. Petersburg	St. Petersburg, FL	August 31, 2020
TMS Center – Taylor	Taylor, MI	December 31, 2024
TMS Center – Temecula	Temecula, CA	April 30, 2020
TMS Center – Tesson Ferry	Tesson Ferry, MO	June 30, 2024
TMS Center – Towson	Towson, MD	March 31, 2022
TMS Center – Tysons Corner	Tysons Corner, VA	July 31, 2024
TMS Center – University	Charlotte, NC	August 31, 2024
TMS Center – Virginia Beach	Virginia Beach, VA	August 31, 2021
TMS Center – Wasilla	Palmer, AK	April 30, 2022
TMS Center – West Hartford	West Hartford, CT	July 31, 2021
TMS Center – West Lake Hills	Austin, TX	November 30, 2024
TMS Center – Westlake	Westlake, OH	May 31, 2024
TMS Center – Westport	Westport, CT	N/A(2)
TMS Center – Westshore	Tampa, FL	November 30, 2024
TMS Center – Willoughby	Willoughby, OH	December 31, 2024
TMS Center – Wilmington	Wilmington, DE	N/A(2)
TMS Center – Wilsonville	Wilsonville, OR	December 31, 2020
TMS Center – Winston-Salem	Winston-Salem, NC	April 30, 2024
TMS Center – Woodbridge	Woodbridge, VA	May 14, 2024
TMS Center – Woodlands	Spring, TX	January 14, 2025

Notes:

(1)	Our head office premises is leased by Greybrook Capital Inc. (“Greybrook Capital”) who has provided us with use of this space pursuant to the terms of the MSA (as defined below).

(2)	For certain TMS Centers, we lease space from the respective TMS Center minority partner. These leases are structured on a month-to-month basis with no set expiry date. As the minority partner has a vested interest in the operations of the TMS Center, there is limited risk with respect to having to re-locate the TMS Center unexpectedly. Furthermore, our TMS Centers are generally located in areas where we would be able to find alternative space on a timely basis (see “Risk Factors”).

Management Services Agreement

On January 1, 2015, we entered into a management and consulting services agreement with Greybrook Health (the “MSA”) pursuant to which Greybrook Health provides us and our subsidiaries with certain incidental services, including financial advisory services, business development advisory services and business and operating consulting services (collectively, the “Services”). More specifically, these Services include (i) the provision of office space for our head office in Toronto, Ontario, and (ii) compensation for our chief financial officer, chief operating officer and twelve other employees consisting of our general counsel, ten full-time employees that provide customary administrative, finance and accounting services to the Company and one part-time employee that provides customary IT infrastructure services to the Company. All of the Services provided by Greybrook Health are provided on a cost basis whereby the Company reimburses Greybrook Health for costs incurred in connection with the provision of such Services. There is no mark-up charged by Greybrook Health for the provision of the Services. The MSA will expire on January 1, 2021 or earlier if either party provides the other with at least 30 days’ notice of termination.

Intellectual Property

As of March 10, 2020, we own the Greenbrook service mark for psychiatric and neurological consultation and treatment services in the United States. We do not own the intellectual property associated with any TMS Device.

General Development of the Business

Initial Public Offering

On October 3, 2018, we successfully completed our initial public offering (the “IPO”) via a long-form prospectus of the Company dated September 27, 2018, which qualified for distribution 10,000,000 Common Shares that were distributed by us without any additional payment upon the exercise or deemed exercise of 10,000,000 outstanding special warrants of the Company.

In conjunction with the IPO, the Common Shares were listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “GTMS” on October 3, 2018.

Acquisition of Achieve TMS

On September 26, 2019, the Company, through its wholly-owned subsidiary, TMS US, completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS”) pursuant to the terms of a membership interest purchase agreement (the “Purchase Agreement”) with the sellers named therein (the “Vendors”) dated September 11, 2019. Achieve TMS controls and operates a network of TMS Centers that specialize in the provision of TMS therapy for the treatment of depression and related psychiatric services. Achieve TMS currently operates 21 TMS Centers in California, Oregon and Alaska.

The total consideration for the acquisition was $10,596,912 (net of Achieve TMS’ cash and debt and subject to customary working capital adjustments), of which $2,611,044 was satisfied through the issuance of 1,431,736 Common Shares (the “Share Consideration”) to the Vendors and $7,985,868 was satisfied by way of a cash payment to the Vendors, in each case, on the closing of the acquisition. The Share Consideration was valued based on a price per Common Share equal to the volume-weighted average trading price of the Common Shares on the TSX for the five trading days ending two trading days prior to the closing of the acquisition.

In addition, the Vendors may be entitled to receive from the Company additional consideration based on the performance of Achieve TMS and the occurrence of other events described in the Purchase Agreement during the twelve complete calendar months immediately following the closing of the acquisition (the “Earn-Out Period”). The aggregate amount (if any) paid with respect to the Earn-Out Period will be equal to (a) the aggregate EBITDA (as defined in the Purchase Agreement) of Achieve TMS during the Earn-Out Period multiplied by 6.75, minus (b) $10,500,000, and will be satisfied through a combination of cash and Common Shares issued to the Vendors. The Company filed a Form 51-102F4 (Business Acquisition Report) in respect of the acquisition.

Management Region and TMS Center Network Expansion

Our development efforts have been focused on both optimizing our established regional footprints with added in-region density as well as on establishing new management regions in the United States. Since completion of the IPO, we have successfully expanded our TMS Center network across a further nine new management regions and have added a total of 78 new TMS Centers in our existing and new management regions, as further described below:

•	On October 16, 2018, we expanded our TMS Center network into the State of Connecticut through the opening of two new TMS Centers in Westport and Milford, Connecticut. This expansion marked the initial expansion of Greenbrook’s TMS Center network into the State of Connecticut.

•	On October 23, 2018, we expanded our TMS Center network into the Austin Metropolitan region in Austin, Texas, through the opening of a TMS Center in Central Austin, Texas. This expansion marked the initial expansion of Greenbrook’s TMS Center network into the State of Texas.

•	On October 31, 2018, we expanded our TMS Center network into the Greater Houston region in Houston, Texas, through the opening of a TMS Center in Sugar Land, Texas, as part of Greenbrook’s regional development strategy and expansion plans in the State of Texas.

•	On December 28, 2018, we expanded our TMS Center network into the Cleveland Metropolitan region, through the opening of two TMS Centers in Cleveland, Ohio. This expansion marked the initial expansion of Greenbrook’s TMS Center network into the State of Ohio.

•	On January 9, 2019, we expanded our TMS Center network into the Tampa-St. Petersburg Metropolitan region, through the opening of three TMS Centers in the Tampa-St. Petersburg, Florida, region. This expansion marked the initial expansion of Greenbrook’s TMS Center network into the State of Florida.

•	On May 9, 2019, we expanded our TMS Center network into the State of Michigan, through the opening of a new TMS Center in Detroit, Michigan. This expansion marked the initial expansion of Greenbrook’s TMS Center network into the State of Michigan.

•	On September 26, 2019, we expanded our TMS Center network into the States of California, Oregon and Alaska, through the acquisition of Achieve TMS and the 21 TMS Centers operated by them. This expansion marked the initial expansion of Greenbrook’s TMS Center network into the States of California, Oregon and Alaska. See “– Acquisition of Achieve TMS”.

Through the expansion of our management region networks into new geographic locations, the acquisition of Achieve TMS and the opening of new TMS Centers within our existing management regions, we have successfully developed 78 new TMS Center locations since completion of our IPO.

As of the date of this Annual Information Form, our network consists of 121 TMS Center locations spanning 13 management regions in the Commonwealth of Virginia and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon and California. For a complete list of Greenbrook’s TMS Center network as of the date of this Annual Information Form, see “Business of the Company – Locations”.

Financing

On May 17, 2019, Greenbrook completed a bought deal public offering and concurrent private placement for total gross proceeds of C$30,579,250 (the “Equity Offerings”). The Equity Offerings were both completed on a bought deal basis by a syndicate of underwriters.

The public offering of 4,025,000 Common Shares at a price of C$3.25 per Common Share (the “Issue Price”), for gross proceeds of C$13,081,250, included 525,000 Common Shares issued pursuant to the full exercise of the underwriters’ over-allotment option. The concurrent bought deal private placement of 5,384,000 Common Shares were purchased by 1315 Capital II, LP at the Issue Price, for gross proceeds of C$17,498,000.

The Company used the net proceeds from the Equity Offerings for the development of new TMS centers, to fund the cash portion of the purchase price for the acquisition of Achieve TMS (see “– Acquisition of Achieve TMS”) and for working capital and general corporate purposes.

New Treatment Indications

On November 8, 2018, we announced that our TMS Centers would begin offering treatment for OCD. The treatment, which was recently FDA-cleared, delivers targeted magnetic pulses into the region of the brain implicated in OCD using the H7 coil system developed by Brainsway Ltd. This treatment has been rolled out to Greenbrook TMS Centers in each management region.

OCD is a condition that causes intrusive and recurring obsessions and/or compulsions that interfere with a person’s daily activities and quality of life. Management estimates that over two million adults in the United States are diagnosed with OCD each year and conventional OCD treatments are effective in only approximately 50% of cases.

RISK FACTORS

The following factors could materially adversely affect us and should be considered when deciding whether to make an investment in us and the Common Shares. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition or results of operations. The occurrence of any of the risks discussed below could materially adversely affect our business, prospects, financial condition, results of operations or cash flow, and consequently, the trading price of our Common Shares, could be materially and adversely affected. In all these cases, the trading price of the Common Shares could decline, and prospective investors could lose all or part of their investment.

Risk Relating to our Business

Our strategy to grow our business through developing new TMS Centers and management regions is subject to significant risks

A key component of our growth strategy is the development and building of additional TMS Centers in order to expand our footprint and increase our revenues. Accordingly, we are dependent upon our ability to find appropriate opportunities to develop new TMS Centers and expand our footprint into new management regions. Risks associated with developing new TMS Centers include:

•	finding appropriate clinical partners and psychiatrists with whom to partner in new management regions;

•	finding, hiring, training and retaining high quality regional management teams;

•	negotiating and establishing relationships with local commercial insurance carriers and/or obtaining state and federal certification for participation in the Medicare and other non-Medicare government-based programs;

•	increasing awareness of TMS as a treatment option for MDD, OCD or other potential future indications;

•	identifying desirable locations and markets to open new TMS Centers, which may be difficult and costly;

•	negotiating acceptable lease terms, including favorable levels of tenant improvement allowances;

•	successfully integrating new TMS Centers into our existing control structure and operations, including our information technology systems; and

•	addressing competitive, marketing and other challenges encountered in connection with expansion into new geographic areas and markets.

To the extent that we open new TMS Centers in regions where we already have existing TMS Centers, we may experience reduced revenues at those existing locations.

There is no guarantee that newly opened TMS Centers will be received as well as, or achieve profitability levels comparable to, our existing locations within our estimated time periods, or at all. If our TMS Centers fail to achieve, or are unable to sustain, acceptable profitability levels, our business may be materially adversely affected and we may incur significant costs associated with closing or relocating TMS Centers. In addition, our current expansion plans are only estimates, and the actual number of TMS Centers that we open, the timeline on which we do so and the actual number of suitable locations for our new TMS Centers could differ significantly from these estimates. Our inability to complete the development of additional TMS Centers could limit or significantly delay the overall growth of, and have a material adverse effect on, our business.

Our inability to attract key managerial and other non-medical personnel such as qualified TMS technicians may adversely impact our ability to carry out our business operations and strategies as planned

We are highly dependent on qualified managerial personnel. Our anticipated growth will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the non-clinical healthcare management services space. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, could harm our business development and expansion plans as well as our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues, which could materially adversely affect our business, prospects, financial condition, results of operations or cash flow.

If commercial payor plans are subject to restriction in plan designs or the average rates that commercial payors pay us decline significantly, or if there are changes in Medicare or other non-Medicare government-based programs or payment rates, such occurrences would have a material adverse effect on our revenues, earnings and cash flows

There is no guarantee that commercial, Medicare or other non-Medicare government payment rates will remain at existing levels as they could be subject to material decreases in the future. More than 95% of the patients that receive treatment at our TMS Centers are covered, to a certain extent, by commercial payors, Medicare or other non-Medicare government programs. If we experience downward pressure on reimbursement conditions in the market due to employers shifting to less expensive options for medical services or as a result of consolidations among commercial payors, or if state governments and other governmental organizations face increasing budgetary pressure or increased focus on TMS services resulting in decreases in the average reimbursement rates for TMS therapy, such occurrences would have a material adverse effect on our revenues, earnings and cash flows.

If there is a reduction in reimbursement rates by higher-paying commercial insurance providers, our revenues, earnings and cash flows would be substantially reduced

Our revenue levels are affected by the percentage of our patients with higher-paying commercial insurance coverage. A patient’s insurance coverage may change for a number of reasons, including changes in the patient’s or a family member’s employment status. If there is a significant change in our payor mix, resulting in a reduction in the number of patients with higher-paying commercial insurance plans declining, our revenues, earnings and cash flows could be substantially reduced.

Our ability to generate revenue depends in large part on referrals from physicians and if we fail to attract new patients, we may not be able to increase revenues

Our success depends, in part, on our ability to attract new patients, particularly, in accordance with our growth strategy, within new management regions in the United States in markets in which we have limited or no TMS Centers or brand awareness. In order to expand our patient base in these new markets as well as our existing markets, we depend on patient referrals from unaffiliated physicians and other third parties who have no contractual obligations to refer patients to us for a substantial portion of the services we perform. If a significant number of physicians and other third parties were to discontinue or significantly reduce the rate at which they refer patients to us, our treatment volume could materially decrease, which would reduce our revenue and operating margins, which could have a material adverse effect on our business and financial condition.

If our TMS practices lose a significant number of psychiatrists, our financial results could be adversely affected

Against a backdrop of significant mental health and addiction issues in the United States and an increase in suicide rates, there is an unprecedented demand for psychiatrists. At times, there has been a shortage of qualified psychiatrists in some of the regional markets in which we serve. In addition, competition in recruiting psychiatrists may make it difficult for our contracted psychiatric practices to maintain adequate levels of psychiatrists. If a significant number of psychiatrists terminate their relationships with our practices and those practices are unable to recruit sufficient qualified psychiatrists to fulfill their obligations under our agreements with them, our ability to maximize the use of our TMS Centers and our financial results could be materially adversely affected. Neither we, nor our practices, maintain insurance on the lives of any affiliated physicians.

Our ability to obtain TMS Devices from our suppliers on a timely basis at competitive costs could suffer as a result of any deterioration or changes in our supplier relationships or events that adversely affect our suppliers or cause disruptions in their businesses

We and our suppliers of TMS Devices may be affected by, among other things, increases in labor and fuel costs, labor disputes and disruptions, regulatory changes, political or economic instability or civil unrest, including terrorist activities, military and domestic disturbances and conflicts, natural disasters, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to trade. Furthermore, major health issues and pandemics, such as the coronavirus that has impacted China’s population, commerce and travel and has spread to other countries, may adversely affect trade and global and local economies. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the coronavirus outbreak on our business. These factors are beyond our control, may adversely affect us and our suppliers or cause disruptions to their and our businesses and may impact their ability to supply us with TMS Devices. Consequently, our ability to provide TMS treatment to our patients on acceptable terms and within acceptable timelines may be impacted, which could have a material adverse effect on our profitability and results of operations.

We have a number of important supplier relationships with respect to the supply of TMS Devices that we believe provide us with a competitive advantage. Most of our TMS Devices are leased from one of our third party suppliers. We do not have long-term contracts with our suppliers and we generally operate without any contractual assurances of continued supply. Any of our suppliers could discontinue their relationship with us, or cease to provide equipment or services on a satisfactory basis for a variety of reasons.

The benefits we currently experience from our supplier relationships may be adversely affected if our suppliers:

•	choose to cease their relationship with us;

•	raise the prices they charge us;

•	change pricing terms to require us to pay earlier or upfront, including as a result of changes in the credit relationships that some of our suppliers have with their various lending institutions;

•	sell merchandise to our competitors with similar or better pricing, many of whom already purchase merchandise in significantly greater volume and, in some cases, at lower prices than we do; or

•	lengthen their lead times.

There can be no assurance that we will be able to obtain desired equipment from our suppliers in sufficient quantities on acceptable terms or at all in the future, especially if we need significantly greater amounts of equipment in connection with the growth of our business. We may need to develop relationships with new suppliers as our current suppliers may be unable to supply us with and produce needed quantities and we may not be able to obtain the same terms from new suppliers. If we are unable to obtain suitable equipment in sufficient quantities, at acceptable prices with adequate delivery times due to the loss of or a deterioration or change in our relationship with one or more of our key suppliers or events harmful to our suppliers occur, it may adversely affect our business and results of operations.

A failure to reduce operating expenses and labor costs in a timely manner in response to changes in our business could adversely affect our results of operations

Our business and results of operations are sensitive to a number of factors, both within and outside our control. In the event of a sustained reduction in revenues, for whatever reason, it may be necessary to implement an expense reduction plan. The successful implementation of an expense reduction plan, if and when deemed advisable by management, depends on many factors, including our ability to identify the need for such a plan in a timely manner, to effectively implement such a plan, as well as certain factors which are beyond our control, including economic conditions, labor market conditions and ability to maintain our management team to implement our plan. Any one of these factors, or other unforeseen factors, could have a material adverse effect on our ability to implement any targeted cost savings to stabilize our results of operations.

We have incurred losses in the past and may be unable to achieve or sustain profitability in the future and may not be able to secure additional financing to fund losses if we fail to achieve or maintain profitability

We will need to generate significant additional revenues to achieve and sustain profitability. Furthermore, even if we achieve profitability, we cannot guarantee that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact the value of the Common Shares and there can be no assurance that we will be able to raise the additional funding that we may require in order to carry out our business objectives and growth strategies.

In addition, we plan to continue our growth, including opening new TMS Center locations, and upgrading our information technology systems and other infrastructure as opportunities arise. Our plans to expand our network may not result in expected increases in our revenues, even though they increase our costs. Given that the growth initiatives that we intend to undertake will require significant capital investments over the near-to-medium-term, to the extent that we are unable to generate revenue growth at expected levels, our operating cash flow may not be sufficient to fund our operations and execute our growth strategies, which could have an adverse effect on our business and results of operations.

During the year ended December 31, 2019, we had negative operating cash flow. Our “cash” as at December 31, 2019 was approximately US$8 million. We cannot guarantee that we will have positive cash flow status in the future. To the extent we have negative cash flow in any future period, we may use a portion of our working capital to fund such negative cash flow.

The development of our business depends, in part, upon prevailing capital market conditions, our business performance and our ability to obtain financing through equity and debt financing or other means. If such financing is not available to us, or is not available on satisfactory terms, our ability to operate and expand our business or respond to competitive pressures would be curtailed and we may need to delay, limit or eliminate expansion plans or operations or other elements of our growth strategies. There can be no assurance that we will be successful in obtaining additional financing, if needed.

The issuance of additional Common Shares under any equity financing may have a dilutive effect on the interests of shareholders. The number of Common Shares that we are authorized to issue is unlimited. We may, in our sole discretion, subject to applicable law and the rules of applicable stock exchanges, issue additional Common Shares from time to time (including pursuant to any equity-based compensation plans), and the interests of shareholders may be diluted as a result.

We do not independently own all of our TMS Centers

We currently do not independently own all of our TMS Centers, and healthcare laws and regulations in the United States may impact our ability to operate or own our TMS Centers in the future, thereby necessitating the use of partnerships and other management services frameworks. Consequently, we may be required to deal with diverse operating or ownership frameworks. In addition, from time to time, we may decide to use cash to restructure our arrangements with fellow owners, managers or operators of certain of our TMS Centers.

We are subject to risks associated with leasing space and equipment, and are subject to a number of long-term non-cancelable leases with substantial lease payments. Any failure to make these lease payments when due, or the inability to extend, renew or continue to lease space and equipment in key locations, would likely harm our business, profitability and results of operations

We do not own any real estate. Instead, we lease all of our retail TMS Center locations, as well as our head office and U.S. corporate headquarters. In accordance with our growth strategy, we also intend to expand into new geographic regions within the United States. Accordingly, we are subject to all of the risks associated with leasing, occupying and making tenant improvements to real property, including adverse demographic and competitive changes affecting the location of the property, changes in availability of and contractual terms for leasable space, credit risk in relation to tenant improvement allowances from landlords and potential liability for environmental conditions or personal injury claims.

The success of any TMS Center depends substantially upon its location. There can be no assurance that our current TMS Center locations will continue to be desirable in the future, or that we will be able to secure new desirable locations in the future on favorable terms or at all. TMS Center locations, patient conversion and revenues may be adversely affected by, among other things, social and economic conditions in a particular area, competition from nearby TMS treatment facilities, out-of-pocket treatment costs, changes in stigma relating to mental health issues, and changing lifestyle choices of patients in a particular market. If we cannot obtain desirable locations at reasonable costs, our cost structure will increase and our revenues will be adversely affected.

Our existing TMS Centers are leased from third parties, with typical lease commitments ranging from three to seven years. Some of our lease agreements also have additional renewal options. However, there can be no assurances that we will be able to extend, renew or continue to lease our existing TMS Center locations, or identify and secure alternative suitable locations. In addition to fixed minimum lease payments, most of our leases provide for additional rental payments, including payment of common area maintenance charges, real property insurance, real estate taxes and other charges. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. Increases in our occupancy costs and difficulty in identifying economically suitable new TMS Center locations could have significant negative consequences, which include:

•	requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing our profitability;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to changes in, our business.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and sufficient funds are not otherwise available to us, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could harm our business. Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate shorter terms. If an existing or future location is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have an adverse effect on our results of operations and profitability.

Our new TMS Centers, once opened, may not be profitable initially, or at all, and may adversely impact our business

Our new TMS Centers, once opened, may experience an initial ramp-up period during which they generate revenues below the levels we would otherwise expect. This is in part due to the time it takes to build a patient base in a new market, higher fixed costs relating to increased labor needs, other start-up inefficiencies that are typical of new locations and cash build-out costs of new TMS Centers that may be higher than our target cash build-out costs, development costs, additional features, and budgets. It may also be difficult for us to attract a patient base, or otherwise overcome the higher costs associated with new locations. New locations may not have results similar to existing locations or may not be profitable. If new TMS Centers remain unprofitable for a prolonged period of time, we may decide to close these TMS Centers, which could have a negative impact on our business and results of operations.

Our expansion into new geographic regions may present increased risks due to lower awareness of our brand or TMS therapy in general, our unfamiliarity with those regions and other factors

Our long-term future growth depends, in part, on our expansion efforts into new geographic regions in the United States. As a primary component of our growth strategy, we intend to undertake a targeted expansion into new regions of the United States where we have little or no operating experience or brand awareness. While we have significant experience and awareness across the United States, we have significantly lower patient awareness outside of this region and our operating experience with respect to our existing management regions may not be relevant or necessarily translate into similar results broadly in our target markets in the United States. In addition, any new markets that we enter in the future may have different competitive conditions and/or less familiarity with our brand or TMS therapy as a treatment option in general. As a result, new TMS Centers in these markets may be less successful than centers in our existing management regions. Accordingly, we cannot guarantee that we will be able to penetrate or successfully operate in any market outside of our current management regions. In order to build greater awareness surrounding Greenbrook and TMS therapy in these new markets, we will need to make greater investments in TMS Center openings, psychiatrist reach-out, and advertising, with no guarantee of success, which could negatively impact the profitability of our operations in those markets.

We may also find it more difficult in these new markets to hire, motivate and retain qualified employees and technicians with familiarity of the TMS Devices used by us. In addition, labor costs may be higher and new locations could have higher construction and occupancy costs. Entering into new regions may also present challenges, as we may have limited experience with the different regulatory regimes, insurance environments and market practices in these new regions as compared to those in our current management regions. These regulations and market practices could subject us to significant additional expense or impact our ability to achieve compliance. In connection with any future expansion efforts outside of our existing management regions, we would expect to encounter many obstacles that we do not currently face in our current regions, including differences in regulatory environments and market practices, and difficulties in keeping abreast of market, business and technical developments. Each of these factors may have an adverse impact on our revenues or profitability in those markets, and could in turn adversely impact our revenues and results of operations. If we do not successfully execute our plans to enter new markets within in the broader United States, our business, financial condition and results of operations may be materially adversely affected.

We may engage in litigation with our partners and contractors and there are claims made against us from time to time that can result in litigation that could distract management from our business activities and result in significant liability or damage to us

The nature of our relationships with our partners and contractors may give rise to litigation or disputes. In the ordinary course of our business, we are the subject of complaints or litigation. We may also engage in future litigation to enforce the terms of our agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our services and the consumer experience. Engaging in such litigation may be costly and time-consuming and may distract management and materially adversely affect our relationships with our partners and contractors or potential partners and contractors and our ability to attract new partners and contractors. Any negative outcome of these or any other claims could materially adversely affect our results of operations, as well as our ability to increase our number of partners and contractors and may damage our reputation and brand and our ability to expand into new regions.

As a growing company with expanding operations, we increasingly face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include employee and patient claims, commercial disputes, landlord-tenant disputes, intellectual property issues, product-oriented allegations and personal injury claims. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Most of our equipment is manufactured and supplied by third party suppliers and some of these products may expose us to various claims, including class action claims relating to medical devices subject to a product recall or liability claim. Litigation and other claims against us could result in unexpected expenses and liabilities, which could materially adversely affect our operations and our reputation.

Although we maintain liability insurance to mitigate potential claims, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all.

We may become subject to professional malpractice liability, which could be costly and negatively impact our business

The physicians employed by us or our contracted practices could be subject to malpractice claims from time to time. We structure our relationships with the practices under our management services agreements in a manner that we believe does not constitute the practice of medicine by us or subject us to professional malpractice claims for acts or omissions of physicians employed by the contracted practices. Nevertheless, claims, suits or complaints relating to services provided by the contracted practices may arise. In addition, we may be subject to professional liability claims, including, without limitation, for improper use or malfunction of our TMS Devices or the conduct of our TMS technicians. We may not be able to maintain adequate liability insurance to protect us against those claims at acceptable costs or at all. Any claim made against us that is not fully covered by insurance could be costly to defend, result in a substantial damage award against us and divert the attention of our management from our operations, all of which could have an adverse effect on our financial performance. In addition, successful claims against us may adversely affect our business or reputation.

Technological change in our industry or novel drug treatments for MDD could reduce the demand for our services or require us to incur significant cost to incorporate new technology into our centers

Advances in technology or the development of novel drug treatments for MDD may reduce the demand for our services or result in significant cost to incorporate the new technology into our TMS Centers. If we are unable to effectively respond to technological advancement, our treatment volumes could decline, which could have a material adverse effect on our revenues, earnings and cash flows.

The effect of the uncertainty relating to potential future changes to U.S. healthcare laws may increase our and our partners’ and contractors’ healthcare costs, limit the ability of patients to obtain health insurance, increase patients’ share of health care costs and negatively impact our financial results

Current U.S. President Donald Trump and other U.S. lawmakers have made repeated efforts to repeal or materially modify the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”). While we are unable to predict what, if any, changes may ultimately be enacted, the U.S. Congressional Budget Office and others have estimated that the proposals made to date would result in millions of additional uninsured patients in the United States. Additionally, President Trump and other U.S. lawmakers have suggested that even if no formal legislation repealing or modifying the ACA is passed, that they may take, or omit, actions that could adversely impact the viability of the ACA and the health insurance markets, which could result in more uninsured patients, other patients having lesser coverage or patients having to absorb a greater portion of the cost of their health care services. Any such changes or any other future changes, including, for example, changes to the Mental Health Parity Act (MHPA), which alters the manner in which health care services in the United States are paid for and reimbursed by government and private payors, could materially adversely impact our business.

Because of our U.S. operations, we could be adversely affected by violations of anti-kickback or other fraud and abuse laws. If our arrangement with physicians were found to violate the law, we could suffer consequences that would have a material adverse effect on our revenues, earnings and cash flows

Anti-kickback and other fraud and abuse laws and regulations, both at the federal and state level, generally prohibit companies and their intermediaries from making referrals to, or receiving referrals from, a physician or other person in a position to refer or generate business for a health care provider such as the centers and locations operated or managed by Greenbrook, in exchange for remuneration, unless an exception applies. Physicians and other financial relationships within the Greenbrook organization, including amounts paid under our management services agreements, distributions made to referring physicians who are also equity holders in the centers and all other financial arrangements involving Greenbrook, its intermediaries and potential referral sources or recipients may, notwithstanding our strict policies and procedures designed to ensure no violation of such laws, result in violation. We have sought to structure our arrangements to satisfy federal safe harbor requirements, but they remain susceptible to government scrutiny. If we were found to violate the law, we could suffer consequences that would have a material adverse effect on our revenues, earnings and cash flows.

Our management services arrangements with practices and our professional services agreements with contracted or employed psychiatrists or practices must be structured in compliance with laws relating to the practice of medicine, including, without limitation, fee-splitting prohibitions

State laws in certain of the states in which we operate prohibit us from owning physician practices, from exercising control over the clinical judgment of physicians or from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws vary by state and are enforced by state courts and regulatory authorities, each with broad discretion, and often with limited precedent as to how challenges under these laws may be ruled. One component of our business has been to enter into management services agreements with physician practices, whereby we provide management, administrative, technical and other non-medical services to the psychiatric practices in relation to TMS therapy in exchange for a service fee. We structure our relationships with these practices in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over any medical judgment. However, there can be no assurance that our present arrangements with physicians providing medical services and medical supervision at our owned or managed centers will not be challenged in the future and, if challenged, that they will not be found to violate applicable laws. Any such ruling against us could subject us to potential damages, injunctions and/or civil and criminal penalties or require us to restructure our arrangements in a way that would affect the control or quality of our services or change the amounts that we receive from the operation of these TMS Centers, which could have a material adverse effect on our business.

The regulatory framework in which we operate is constantly evolving

Healthcare laws and regulations are constantly evolving and could change significantly in the future. We closely monitor these developments and will modify our operations from time to time as the regulatory environment requires. There can be no assurances, however, that we will always be able to adapt our operations to address new law or regulations or that new laws or regulations will not adversely affect our business. In addition, although we believe that we are operating materially in compliance with applicable federal and state laws and regulations, neither our current or anticipated business operations nor the operations of our contracted physician practices have been the subject of judicial or regulatory interpretation. We cannot assure investors that a review of our business by courts or regulatory authorities will not result in a determination that could materially adversely affect our operations or that the healthcare regulatory environment will not change in a way that materially restricts our operations. Furthermore, governments, government agencies and industry self-regulatory bodies in the United States may, from time to time, adopt statutes, regulations and rulings that directly or indirectly affect the activities of the Company. These regulations could adversely impact on our ability to execute our business strategy and generate revenues as planned.

Complying with U.S. federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in penalties or repayments

We are directly, or indirectly through the physician practices with which we contract, subject to extensive regulation by both the U.S. federal government and the state governments of those states in which we operate TMS Centers, including:

•	the United States False Claims Act (the “FCA”);

•	U.S. federal and state anti-kickback prohibitions;

•	U.S. federal and state billing and claims submission laws and regulations;

•	the United States Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and comparable state laws; and

•	state laws that prohibit the practice of medicine by non-physicians and prohibit fee-splitting arrangements involving physicians.

If our operations are found to be in violation of any of the laws and regulations to which we or the physician practices with which we contract are subject, we may be subject to penalties associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risks of our being found in violation of these laws and regulations is increased by the view that many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against the Company for violation of these laws or regulations, even if we successfully defend against it, could result in significant legal expenses and divert our management’s attention from the operation of our business, which could have a material adverse effect on our business, operations and prospects.

Furthermore, the Medicare reimbursement rules impose extensive requirements upon healthcare providers that furnish services to Medicare beneficiaries, including the Company. Moreover, additional laws and regulations potentially affecting healthcare providers participating in the Medicare program continue to be promulgated that may impact the Company in the future. From time to time, in the ordinary course of business, we may conduct internal compliance reviews, the results of which may involve the identification of errors in the manner in which we submit claims to the Medicare program. We may also be subject to periodic audits by insurance companies, including the Medicare program. These reviews may result in the identification of errors in the manner in which we bill the Medicare program for our services, which may result in our receiving incorrect payments from the Medicare program that we are required to repay. Under U.S. law, the failure to report and return Medicare overpayments can lead to a violation of the FCA and associated penalties, including exclusion from the Medicare program.

As part of our ongoing compliance efforts with these regulatory requirements, we periodically conduct reviews of our TMS Centers’ past operations to assess our compliance with such requirements. If and when such reviews demonstrate that there may be a repayment obligation due to our failure to comply with certain regulatory requirements, the Company remedies the deficiency and returns and refunds any Medicare overpayments within the statutorily prescribed time periods.

We may be subject to additional taxes, which could affect our operating results

We may be subject to assessments for additional taxes, including sales taxes, which could reduce our operating results. In accordance with current law, we pay, collect and/or remit taxes in those jurisdictions where we maintain a physical presence. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that may not be entirely free from doubt and for which we have not received rulings from the governing authorities.

While we believe that we have appropriately remitted all taxes based on our interpretation of applicable law, it is possible that some taxing jurisdictions may attempt to assess additional taxes and penalties on us if the applicable authorities do not agree with our positions. A successful challenge by a tax authority, through asserting either an error in our calculation, or a change in the application of law or an interpretation of the law that differs from our own, could adversely affect our results of operations.

Our ability to manage our operations at our current size and successfully execute on our growth strategies is subject to numerous risks and uncertainties, and any failure to do so could have a negative impact on the price of the Common Shares

The continued success of our growth strategies depends on, among other things, our ability to expand our network of TMS Centers and management regions within the United States, as well as factors which are beyond our control, including general economic conditions and consumer confidence in future economic conditions. If we fail to execute on our growth initiatives or fail to fully realize the benefits expected to result from these initiatives, our results of operations and our ability to remain competitive may be materially adversely impacted, and the price of the Common Shares could decline. Our results to date are not an indication of future results, and there can be no assurance that our growth initiatives will generate increased revenues or improve operating margins even if we are able to successfully implement our growth strategies.

As we move forward, we expect our growth to bring new challenges and complexities that we have not faced before. Among other difficulties that we may encounter, this growth could place a strain on our existing infrastructure, information technology systems, real estate requirements and employee base and may make it more difficult for us to adequately forecast expenditures. Our budgeting will become more complex, and we may also place increased burdens on our suppliers, as we will likely increase the size of our TMS Device orders. The increased demands that our growth plans will place on our infrastructure and our management team may cause us to operate our business less efficiently, which could cause deterioration in our performance. Our growth may make it otherwise difficult for us to respond quickly to changing trends, preferences and other factors. This could result in excess or deficient equipment, loss of market share and decreased revenues. We cannot anticipate all of the demands that our expanding operations will impose on our business, and our failure to appropriately address these demands could have an adverse effect on us.

In addition, we believe that an important contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork and personalized customer service. As we continue to grow, we must effectively integrate, develop and motivate a growing number of new employees. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our growth strategies.

We experience competition from other TMS providers and hospitals, and this competition could adversely affect our business and revenue

The market for TMS services is becoming increasingly competitive. We compete with individual psychiatrist offices, multi-practice physician groups and other specialist providers of TMS therapy. In addition, some physician practices have established their own TMS treatment facilities within their group practices and compete with us directly.

Many of our competitors are, and many of our potential competitors may be, larger and have access to greater financial, marketing and other resources. Therefore, these competitors may be able to devote greater resources to the marketing and sale of their products or adopt more aggressive pricing policies than we can. As a result, we may lose market share, which could reduce our revenues and adversely affect our results of operations.

Our competitors may seek to emulate facets of our business strategy, which could result in a reduction of any competitive advantage that we might possess. As a result, our current and future competitors, especially those with greater financial, marketing or other resources, may be able to duplicate or improve upon some or all of the elements of our business strategy that we believe are important in differentiating our patients’ TMS treatment experience. If our competitors were to duplicate or improve upon some or all of the elements of our business strategy, our competitive position and our business could suffer. There can be no assurances that we will continue to be able to compete successfully against existing or future competitors. If we are unable to successfully compete, our business and financial condition would be adversely affected.

Our business is labor intensive and could be adversely affected if we are unable to maintain satisfactory relations with our employees or the occurrence of union attempts to organize our employees

Our business is labor intensive, and our results are subject to variations in labor-related costs, productivity and the number of pending or potential claims against us related to labor and employment practices. If political efforts at the national and local level result in actions or proposals that increase the likelihood of increased labor costs, or if labor and employment claims, including the filing of class action lawsuits, or work stoppages, trend upwards, our operating costs could correspondingly increase and our employee relations, productivity, earnings and cash flows could be adversely affected.

None of our employees are currently subject to collective bargaining agreements. As we continue to grow and enter different management regions, unions may attempt to organize all or part of our employee base at certain TMS Centers or within certain management regions. Responding to such organization attempts may distract management and employees and may have a negative financial impact on individual locations, or on our business as a whole.

The maintenance of a productive and efficient labor environment and, in the event of unionization of these employees, the successful negotiation of a collective bargaining agreement, cannot be assured. Protracted and extensive work stoppages or labor disruptions, such as strikes or lockouts, could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our employees are subject to federal or state laws governing such matters as minimum wage, working conditions and overtime. Changes in these laws in the markets in which we operate, particularly increases to minimum wage, could cause our operating expenses to increase. A significant increase in labor costs could have an adverse effect on our business, financial condition and results of operations.

We are subject to insurance-related risks

We maintain director and officer insurance, liability insurance, business interruption and property insurance and our insurance coverage includes deductibles, self-insured retentions, limits of liability and similar provisions. There is no guarantee, however, that our insurance coverage will be sufficient, or that insurance proceeds will be paid to us on a timely basis. In addition, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war or certain natural disasters. If we incur these losses and they are material, our business, operating results and financial condition may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes.

Complications associated with our billing and collections system could have a material adverse effect on our revenues, cash flows and operating results

Our billing system is critical to our billing operations. If there are defects in the billing system, we may experience difficulties in our ability to successfully bill and collect for services rendered, including a delay in collections, a reduction in the amounts collected, increased risk of retractions from and refunds to commercial and government payors, an increase in uncollectible accounts receivable and noncompliance with reimbursement regulations, any or all of which could have a material adverse effect on our revenues, cash flows and operating results.

In addition, we accept payments using a variety of methods, including credit cards and debit cards. For existing and future payment methods we offer to our customers, we may become subject to additional regulations and compliance requirements, as well as fraudulent activities. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time, raising our operating costs and lowering profitability. We rely on third party service providers for payment processing services, including the processing of credit and debit cards. Our business may be negatively affected if these third-party service providers become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security and management rules, certification requirements and rules governing electronic funds transfers and if we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from our patients and process electronic funds transfers or facilitate other types of payments, and our business and operating results may be adversely affected.

A material disruption in or security breach affecting our information technology systems could significantly affect our business and lead to reduced sales, growth prospects and reputational damage

The protection of patient, employee and company data is critical to us. We rely extensively on our computer systems to track treatment and patient data, manage our supply chain, record and process transactions, collect and summarize data and manage our business. While our systems are designed to operate without interruption, we may experience interruptions to the availability of our computer systems from time to time. The failure of our computer systems to operate effectively, keep pace with our growing capacity requirements, smoothly transition to upgraded or replacement systems or integrate with new systems could adversely affect our business. In addition, our computer systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attacks, denial-of-service attacks, security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war or terrorism, and usage errors by our employees. If our computer systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them, and we may suffer loss of critical data, compromise to the integrity or confidentiality of patient and employee information in our systems or networks, disruption to the systems or networks of third parties on which we rely, and interruptions or delays in our operations. A lack of relevant and reliable information that enables management to effectively manage our business could preclude us from optimizing our overall performance. Any significant loss of data or failure to maintain reliable data could have a material adverse effect on our business and results of operations. A disruption to computer systems could reduce revenues, increase our costs, diminish our growth prospects, expose us to litigation, decrease patient confidence and damage our brand, which could adversely affect our business or results of operations and our reputation.

Experienced computer programmers and hackers, or even internal users, may be able to penetrate or create system disruptions or cause shutdowns of our network security or that of third-party companies with which we have contracted to provide services. We generally collect and store confidential medical information regarding our patients and any compromise of such information could subject us to patient or government litigation, which would harm our reputation and could adversely affect our business and growth. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures or data breaches. An increasing number of websites, including several large internet companies, have recently disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their sites. Because the techniques used to obtain unauthorized access, disable or degrade services or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, sophisticated hardware and operating system software and applications that we buy or license from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the security and operation of the systems. The costs to us to eliminate or alleviate security problems, viruses and bugs could be significant, and efforts to address these problems could result in interruptions, delays or cessation of service that may impede our revenues or other critical functions.

In addition, many jurisdictions in which we operate have adopted breach of privacy and data security laws or regulations that require notification to consumers if the security of their personal information is breached, among other requirements. Governmental focus on data security may lead to additional legislative action, and the increased emphasis on information security may lead patients to request that we take additional measures to enhance security or restrict the manner in which we collect and use patient information. As a result, we may have to modify our business systems and practices with the goal of further improving data security, which would result in increased expenditures and operating complexity. Any compromise of our security or accidental loss or theft of patient data in our possession could result in a violation of applicable privacy and other laws, significant legal and financial exposure and damage to our reputation, which could adversely impact our business, results of operations and the price of the Common Shares.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, federal and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the patient information that we process in connection with the payment for TMS treatment, resulting in increased compliance costs.

Many of our business functions are centralized at our head office locations. Disruptions to the operations at these locations could have an adverse effect on our business

Our head office is located in Toronto, Ontario, and our U.S. corporate headquarters is located in Tysons Corner, Virginia. We have centralized a large number of business functions at these locations, including TMS Center design, patient support, marketing and management. Most of our senior management, our primary data center and critical resources dedicated to financial and administrative functions, are located at our head office and U.S. corporate headquarters. If we were required to shut down either one of these sites for any reason, including fire, earthquake, major health issues or pandemics or other natural disaster or civil disruption, our management and our operations staff would need to find an alternative location, causing significant disruption and expense to our business and operations.

We recognize the need to enhance our disaster recovery, business continuity and document retention plans that would allow us to be operational despite unforeseen events impacting our head office or U.S. corporate headquarters, and intend to do so in the future. Without disaster recovery, business continuity and document retention plans, if we encounter difficulties or disasters at our head office or corporate headquarters, our critical systems, operations and information may not be restored in a timely manner, or at all, and may adversely impact our business operations.

We may upgrade or replace certain core information technology systems which could disrupt our operations and adversely affect our financial results

The implementation of new information technology systems may cause delays or disruptions or may be used improperly, either of which might negatively impact our business, prospects, financial condition and results of operations.

The risks associated with information technology systems changes, as well as any failure of such systems to operate effectively, could adversely impact human capital management and the promptness and accuracy of our transaction processing and financial accounting and reporting capabilities. Internal controls over financial reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements may be adversely affected, and we may be required to make significant additional capital expenditures to remediate any such failures or problems.

We believe that other companies have experienced significant delays and cost overruns in implementing similar system changes, and we may encounter problems as well. Our planned investments in maintenance capital expenditures and infrastructure are forward-looking information and are based on opinions, estimates and assumptions that may prove incorrect. Additionally, unforeseen costs in developing infrastructure and other information technology improvements may adversely impact our business operations. We may not be able to successfully implement these new systems or, if implemented, we may still face unexpected disruptions in the future. Any resulting delays or disruptions could harm our business, prospects, financial condition and results of operations.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our reported financial results or financial condition

IFRS and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including revenue recognition, impairment of goodwill and intangible assets, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported financial performance or financial condition in accordance with generally accepted accounting principles.

Our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements

We are responsible for establishing and maintaining adequate internal controls over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of our inherent limitations and the fact that we are a relatively new public company and are implementing new financial control and management systems, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the market price of the Common Shares and harm our ability to raise capital in the future.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of the Common Shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of the Common Shares and harm our ability to raise capital. Delisting of the Common Shares on the TSX would reduce the liquidity of the market for the Common Shares, which would reduce the price of and increase the volatility of the market price of the Common Shares.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely effected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the Common Shares.

Risks Relating to Ownership of Common Shares

There are unexercised options outstanding and which may be issued from time to time. If these are exercised or converted, an investor’s interest in Common Shares will be diluted

As of December 31, 2019, there were 58,418,443 Common Shares issued and outstanding. If all of the options that were issued and outstanding as of that date, being 2,998,168 options, were to be exercised, including options that are not yet exercisable, we would be required to issue up to an additional 2,998,168 Common Shares, or approximately 5.1% of the issued and outstanding Common Shares as December 31, 2019 on a non-diluted basis. Furthermore, there are an aggregate of 1,068,186 Broker Warrants issued and outstanding that were issued in connection with the IPO and the Equity Offerings and are exercisable into Common Shares on a one-for-one basis at exercise prices of between US$2.00 and C$3.25 per Broker Warrant, as applicable. If all of the Broker Warrants were to be exercised, we would be required to issue up to an additional 1,068,186 Common Shares, or approximately 1.8% of the issued and outstanding Common Shares as at December 31, 2019 on a non-diluted basis.

These issuances would decrease the proportionate ownership and voting power of all other shareholders. This dilution could cause the price of the Common Shares to decline and it could result in the creation of new control persons. In addition, our shareholders could suffer dilution in the net book value per Common Share.

The market price for the Common Shares may be volatile and your investment could suffer a decline in value

The market price of the Common Shares may be subject to significant fluctuations. Some of the factors that may cause the market price of the Common Shares to fluctuate include:

•	volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	short sales, hedging and other derivative transactions in the Common Shares;

•	litigation or regulatory action against us;

•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with Canadian securities regulators, including our financial statements;

•	publication of research reports or news stories about us, our competitors or our industry;

•	positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in general political, economic, industry and market conditions and trends;

•	sales of Common Shares by existing shareholders;

•	recruitment or departure of key personnel;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and

•	the other risk factors described in this section of this Annual Information Form.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of the Common Shares may be materially adversely affected.

In addition, broad market and industry factors may harm the market price of the Common Shares. Consequently, the price of the Common Shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of the Common Shares regardless of our operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, results of operations and financial condition.

A decline in the price of the Common Shares could affect our ability to raise further working capital and adversely impact our ability to continue operations

A prolonged decline in the price of the Common Shares could result in a reduction in the liquidity of the Common Shares and a reduction in our ability to raise capital. Because a significant portion of our operations has been and will be financed through the sale of equity securities, a decline in the price of the Common Shares could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to implement our TMS Center expansion strategy or continue current operations. If our stock price declines, we can offer no assurance that we will be able to raise additional capital on acceptable terms or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not have the resources to continue our normal operations.

Greybrook Health continues to have significant influence over us, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote

As of December 31, 2019, Greybrook Health beneficially owns, controls or directs approximately 35.6% of the issued and outstanding Common Shares. As long as Greybrook Health owns or controls a significant number of the outstanding Common Shares, they will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our Board, any amendments to our Articles (as defined below), or the approval of any merger, acquisition or other significant corporate transaction, including a sale of all or substantially all of our assets.

In addition, Greybrook Health’s interests may not align with the interests of our other shareholders. Greybrook Health is in the business of making investments in companies and may acquire and hold, from time to time, interests in businesses that compete directly or indirectly with us. Greybrook Health may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our level of indebtedness may increase and reduce our financial flexibility

We are currently indebted under our loan facilities and we may incur additional indebtedness in the future. We are exposed to changes in interest rates on our cash, bank and controlling shareholder indebtedness and long-term debt. Debt issued at variable rates exposes us to cash flow interest rate risk. Debt issued at fixed rates exposes us to fair value interest rate risk. Our borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk for us. Diverting funds identified for other purposes for debt service may adversely affect our business and growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.

Our level of indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flows could be used to service our indebtedness;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

•	a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions or other purposes.

In addition to our debt service obligations, our operations require material expenditures on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as to provide capacity for the growth of our business, depends on our financial and operating performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

Future sales of our securities by existing shareholders or by us could cause the market price for the Common Shares to decline

Sales of a substantial number of the Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell their Common Shares, could significantly reduce the market price of the Common Shares. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of the Common Shares. If the market price of the Common Shares was to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

As of December 31, 2019, there were 58,418,443 Common Shares outstanding. In connection with our IPO, certain of our directors and executive officers entered into the Lock-Up Arrangements (as defined below). Following release of the securities from the Lock-Up Arrangements in accordance with the Release Schedule (as defined below), those Common Shares are and will be, as the case may be, available for sale in the public markets subject to restrictions under applicable securities laws in Canada. In addition, there are options and Broker Warrants to acquire 2,998,168 Common Shares and 1,068,186 Common Shares, respectively, outstanding as of December 31, 2019. The Common Shares issuable upon the exercise of these options and Broker Warrants, will, to the extent permitted by any applicable vesting requirements, the Lock-Up Arrangements and restrictions under applicable securities laws in Canada, also become eligible for sale in the public market.

Further, we cannot predict the size of future issuances of Common Shares or the effect, if any, that future issuances and sales of Common Shares will have on the market price of the Common Shares. Sales of substantial amounts of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

Future offerings of debt securities, which would rank senior to the Common Shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to the Common Shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of the Common Shares

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of Common Shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of the Common Shares, or both. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and holders of Common Shares bear the risk of our future offerings reducing the market price of the Common Shares and diluting their ownership interest in the Company.

We do not expect to pay any cash dividends for the foreseeable future

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under any existing or future agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant. Accordingly, realization of a gain on your investment will depend on the appreciation of the price of the Common Shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not invest in Common Shares.

We are a Canadian company and shareholder protections differ from shareholder protections in the United States and elsewhere

We are organized under the laws of Ontario, Canada and, accordingly, are governed by the OBCA. This Act differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders’ suits, indemnification of directors and inspection of corporation records.

Treatment of the Company as a U.S. Domestic Corporation for U.S. Federal Income Tax Purposes

Although the Company is organized as a corporation under the OBCA, the Company takes the position that it is treated as a U.S. domestic corporation for all U.S. federal income tax purposes under Section 7874 of the U.S. Internal Revenue Code of 1986, as amended. As a result, the Company generally is taxable on its worldwide income in both Canada and the United States. This treatment is expected to continue indefinitely, which could have a material adverse effect on the Company’s financial condition and results of operations. In addition, dividends received by Non-U.S. Holders (as defined below) generally will be subject to U.S. federal withholding tax at the rate of 30%, except as reduced by an applicable income tax treaty. Shareholders who are residents of Canada will not be permitted to claim a foreign tax credit under the Income Tax Act (Canada) for any such U.S. withholding tax. Investors are urged to consult their own tax advisers regarding the U.S. tax treatment of the Company and the tax consequences of owning Common Shares in light of their particular circumstances.

A “Non-U.S. Holder” is any person who is a beneficial owner of Common Shares and who is not, for U.S. federal income tax purposes: (i) an individual who is a citizen or a resident of the United States; (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust (1) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (2) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control; (v) a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes; (vi) a person treated as engaged in the conduct of a trade or business within the United States; or (vii) an individual who is present in the United States for 183 days or more in the taxable year and who satisfies certain other conditions.

Any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of the Common Shares, which could depress the price of the Common Shares

Our Board has the authority to issue preferred shares and to determine the preferences, limitations and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred shares may be issued with liquidation, dividend and other rights superior to the rights of the Common Shares. The potential issuance of preferred shares may delay or prevent a change in control of us, discourage bids for the Common Shares at a premium over the market price and adversely affect the market price and other rights of the holders of Common Shares.

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about us or our business, our trading price and our trading volume could decline

The trading market for the Common Shares depends in part on the research and reports that industry or securities analysts publish about us or our business. If we obtain industry or securities analyst coverage and if one or more of the analysts who cover us downgrade the Common Shares, the trading price of the Common Shares may decline. If one or more of the analysts cease coverage of our Company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the Common Share price or trading volume to decline. Moreover, if our results of operations do not meet the expectations of the investor community, or one or more of the analysts who cover our Company publishes inaccurate or unfavorable research about our business, the trading price of the Common Shares may decline.

The forward-looking statements contained in this Annual Information Form may prove to be incorrect

There can be no assurance that any estimates and assumptions contained in this Annual Information Form will prove to be correct. Actual results of the Company in the future may vary significantly from the historical and estimated results and those variations may be material. There is no representation by us that actual results achieved by the Company in the future will be the same, in whole or in part, as those included in this Annual Information Form. See “Forward-Looking Information”.

DIVIDEND POLICY

The Company has not, since its inception, declared or paid any dividends on the Common Shares. We intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying dividends on the Common Shares. Any determination to pay dividends in the future will be at the discretion of our Board and will depend on many factors, including, among others, our financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that our Board may deem relevant.

DESCRIPTION OF SHARE CAPITAL

The following describes the material terms of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles (“Articles”).

Authorized Capital

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2019, there were 58,418,443 Common Shares and no preferred shares issued and outstanding.

The Company has also issued at total of 1,068,186 broker warrants (the “Broker Warrants”) as forth in the table below:

Number of Broker Warrants	Exercise Price		Expiry Date
463,920	US$	2.00	March 16, 2020
39,726	US$	2.00	June 7, 2020
564,540	C$	3.25	May 17, 2021

Each Broker Warrant is exercisable to acquire one Common Share, subject to adjustment in certain circumstances. As of the date hereof, no Brokers Warrants have been exercised.

Furthermore, as at December 31, 2019, we had 2,998,168 options issued and outstanding under our stock option plan (the “Stock Option Plan”). All options are exercisable to acquire Common Shares. Contractual restrictions on transfer following the IPO were entered into with respect to certain Common Shares issuable upon exercise of options granted under the Stock Option Plan. See “Securities Subject to Contractual Restrictions on Transfer”.

Common Shares

Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Common Shares are entitled to receive, if, as and when declared by the Board, dividends in such amounts as shall be determined by the Board in its discretion. The holders of Common Shares have the right to receive the Company’s remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. See “Dividend Policy”.

Preferred Shares

The preferred shares may at any time and from time to time be issued in one or more series. Subject to the provisions of the OBCA and our Articles, our Board may, by resolution, from time to time before the issue thereof determine the maximum number of preferred shares of each series, create an identifying name for each series, attach special rights or restrictions to the preferred shares of each series including, without limitation, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms or conditions of redemption or purchase, any conversion rights, any retraction rights, any rights on our liquidation, dissolution or winding-up and any sinking fund or other provisions, the whole to be subject to filing Articles of Amendment to create the series and to include the special rights or restrictions attached to the preferred shares of the series. Except as provided in any special rights or restrictions attaching to any series of preferred shares issued from time to time, the holders of preferred shares will not be entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

Preferred shares of each series, if and when issued, will, with respect to the payment of dividends, rank pari passu with the preferred shares of every other series and be entitled to preference over the Common Shares and any other of our shares ranking junior to the preferred shares with respect to payment of dividends.

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of preferred shares will be entitled to preference with respect to distribution of our property or assets over the Common Shares and any other of our shares ranking junior to the preferred shares with respect to the repayment of capital paid up on and the payment of unpaid dividends accrued on the preferred shares. We currently anticipate that there will be no pre-emptive, subscription, redemption or conversion rights attaching to any series of preferred shares issued from time to time.

Advance Notice By-Laws

We have included certain advance notice provisions with respect to the election of our directors in our by-laws (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (a) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings of our shareholders; (b) ensure that all of our shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (c) allow our shareholders to register an informed vote. Only persons who are nominated by our shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of our shareholders, or at any special meeting of our shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder of the Company wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include (a) in the case of an annual meeting of our shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of our shareholders; provided that, if the first public announcement of the date of the annual meeting of our shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date and (b) in the case of a special meeting (which is not also an annual meeting) of our shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

Forum Selection

We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us, (c) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA or our Articles or by-laws, or (d) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or the business of such affiliates. Our forum selection by-law also provides that our security holders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-law.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed on the TSX and are traded under the symbol “GTMS”. The high and low reported trading price and volumes of Common Shares on the TSX for the 12-month period ended December 31, 2019 were as follows:

Month	High	Low	Volume
January	$2.89	$2.60	576,524
February	$2.84	$2.50	321,405
March	$3.50	$2.70	749,421
April	$3.90	$3.20	694,018
May	$3.80	$3.23	1,429,184
June	$3.30	$2.76	913,650
July	$3.25	$2.61	328,780
August	$3.01	$2.32	821,128
September	$2.50	$2.20	875,539
October	$2.68	$2.10	1,079,369
November	$2.36	$2.00	287,236
December	$2.18	$1.50	391,947

DIRECTORS AND EXECUTIVE OFFICERS

The names and jurisdiction of residence of the directors and executive officers of the Company, their respective positions and offices held with the Company and their principal occupation for the last five or more years are shown below as at the date hereof. Directors are elected to serve until the next annual meeting or until their successors are elected or appointed, unless their office is earlier vacated.

Name, Province or State and Country of Residence	Position/Title	Office Held Since	Principal Occupation
Elias Vamvakas Ontario, Canada	Director, Chairman of the Board	2018	Chairman, Greybrook Capital
Brian P. Burke Ontario, Canada	Director(2)(3)	2018	Studio Analyst, Rogers Sportsnet
Colleen Campbell Ontario, Canada	Lead Director(1)(3)	2018	Vice Chair, BMO Capital Markets
Sasha Cucuz Ontario, Canada	Director	2018	Chief Executive Officer, Greybrook Securities Inc.
Adrienne Graves, Ph.D. California, United States	Director(1)(2)(3)	2018	Corporate Director
Adele C. Oliva Pennsylvania, United States	Director(3)	2019	Founding Partner, 1315 Capital LLC

Name, Province or State and Country of Residence	Position/Title	Office Held Since	Principal Occupation
Frank Tworecke Maryland, United States	Director(1)(2)(3)	2018	Corporate Director
Bill Leonard Maryland, United States	Director, President and Chief Executive Officer	2018	President and Chief Executive Officer of the Company
Erns Loubser Ontario, Canada	Chief Financial Officer and Treasurer	2018	Chief Financial Officer, Treasurer and Corporate Secretary of the Company
Roberto Drassinower Ontario, Canada	Chief Operating Officer	2018	Chief Operating Officer of the Company
Geoffrey Grammer Maryland, United States	Chief Medical Officer	2018	Chief Medical Officer of the Company
Euphia Hsu Smith Maryland, United States	Chief Marketing Officer	2019	Chief Marketing Officer of the Company

Notes:

(1)	Member of our Audit Committee.

(2)	Member of our Governance, Compensation and Nominating Committee.

(3)	Independent director for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators.

Biographical Information Regarding the Directors and Executive Officers

Elias Vamvakas – Mr. Vamvakas is the Chairman of the Board, a position he has held since February 2018. Mr. Vamvakas is currently the founder and chairman of Greybrook Capital, a private equity firm focused on real estate and healthcare, a position he has held since 2007. Mr. Vamvakas is also the chairman of TearLab Corporation, a position he has held since 1996. Prior to joining Greybrook Capital and TearLab Corporation, Mr. Vamvakas co-founded TLC Vision Corporation (“TLC”) where he served as president and chief executive officer from 1994 to 2004. During this period, Mr. Vamvakas built TLC into the largest eye care service provider organization in North America with revenues of more than $300 million as TLC opened or acquired more than 100 laser eye clinics, over 200 mobile laser sites, more than 250 mobile cataract stations and several ambulatory surgery centres. Through TLC’s subsidiary, Vision Source Inc., TLC also developed the largest independent optometric franchise with more than 2,000 locations. Mr. Vamvakas holds a bachelor of science degree from the University of Toronto.

Brian P. Burke – Mr. Burke is currently a studio analyst at Rogers Sportsnet, a Canadian television sports network, a position he has held since May 2018. Following graduation from Harvard Law School in 1981, Mr. Burke practiced corporate and securities law, with a focus on professional athletes and teams. Mr. Burke has been the president and/or general manager of several hockey organizations, including the Calgary Flames, Toronto Maple Leafs, Anaheim Ducks, Vancouver Canucks and the Hartford Whalers during the period from 1992 to 2018. Mr. Burke previously served as a member of the boards of directors of the Sports Lawyers Association, Canuck Place Children’s Hospice Foundation and Rugby Canada. Mr. Burke is also a member, and served on the selection committee of, the Hockey Hall of Fame. Mr. Burke received a Juris Doctor from Harvard Law School and a bachelor’s degree in history from Providence College.

Colleen Campbell – Ms. Campbell is currently the vice-chair of BMO Capital Markets, the investment and corporate banking arm of the Bank of Montreal (“BMO”), a position she has held since 2012. In this capacity, Ms. Campbell provides senior client coverage and strategic advice to BMO’s investment and corporate banking group. Ms. Campbell has over 38 years of experience in the investment banking industry serving in various roles since joining in 1997, including 15 years in debt capital markets and ultimately as global head of BMO’s debt capital markets group. Ms. Campbell is currently a member of the Investment Banking Management Committee, chair of BMO Capital Markets Real Estate Inc., a member of the Investment Committee for the Merchant Bank Real Estate Private Equity Fund and co-chair of the Investment Bank’s Diversity and Inclusion Steering Committee. Ms. Campbell holds an Honors Business Administration degree from Richard Ivey School of Business.

Sasha Cucuz – Mr. Cucuz is currently the chief executive officer of Greybrook Securities Inc. (“Greybrook Securities”), a Toronto-based corporate finance and investment banking firm, a position he has held since 2005. Mr. Cucuz is an experienced private equity professional with over 10 years of transaction experience. In his capacity as chief executive officer of Greybrook Securities, Mr. Cucuz directs Greybrook Securities’ capital markets activities across the firm’s focus areas in real estate and healthcare. Mr. Cucuz also serves as co-chair of Greybrook Securities’ advisory committee for all active limited partnerships which include more than 50 real estate developments with an estimated completion value of approximately $14 billion. Prior to his role as chief executive officer of Greybrook Securities, Mr. Cucuz served as the chief executive officer of Greybrook Health and currently serves on its board of directors. Mr. Cucuz spent the early part of his career at CIBC Securities and TD Securities Inc. and also played three seasons of professional hockey. Mr. Cucuz holds a bachelor of arts degree in economics from York University.

Adrienne Graves, Ph.D. – Dr. Graves is a neuroscientist by training and a global leader in the pharmaceutical and medical device industries. Dr. Graves held multiple positions at Santen Inc., the U.S. subsidiary of a 130 year old Japanese pharmaceutical company, over a 15 year period, including as the president and chief executive officer from 2002 to 2010. In this role, Dr. Graves successfully established Santen Inc.’s strong global presence, brought multiple products through preclinical and clinical development to approval and commercialization, and led global teams through successful acquisitions and partnerships. Prior to joining Santen Inc., Dr. Graves spent 9 years at Alcon Laboratories, Inc., beginning in 1986 as a Senior Scientist, where she progressed through various roles including director of international ophthalmology. Dr. Graves currently serves as an independent director on the boards of Akorn, Inc., Nicox S.A. and Surface Pharmaceuticals. Dr. Graves also serves on the corporation committee for the Brown University Medical School and the advisory board for Amach Capital Partners. Dr. Graves holds a bachelor of arts degree in psychology with honors from Brown University, her Ph.D. in psychobiology from the University of Michigan, and completed a postdoctoral fellowship in visual neuroscience at the University of Paris.

Adele C. Oliva – Ms. Oliva is currently the Founding Partner of 1315 Capital LLC (“1315 Capital”), a Philadelphia-based firm that manages over $500 million and provides expansion and growth capital to commercial-stage medical technology, healthcare service, and specialty therapeutic companies, a position she has held since 2014. She was recruited to Quaker Partners in 2007 to expand their growth stage investing practice. Ms. Oliva has been a healthcare investor for over 20 years and focuses on commercial stage medical technology, healthcare service, and specialty therapeutic investments. Ms. Oliva co-founded 1315 Capital in 2014 to establish a firm focused on healthcare growth investing and the firm has since raised two funds and has over $500 million under management. Prior to 1315 Capital and Quaker Partners, Ms. Oliva was Co-Head of US Healthcare at Apax Partners, where she started in 1997. Ms. Oliva was also in business development and marketing at Baxter International. Ms. Oliva received a bachelor of science degree from St. Joseph’s University and a master of business administration degree from Cornell University.

Frank Tworecke – Mr. Tworecke has more than 35 years of experience in leading major retail and apparel companies. Prior to his retirement in December 2012, Mr. Tworecke acted as group president of Sportswear of Warnaco Group Inc. from 2004 to 2012 where he served as the head of the Calvin Klein jeans brand worldwide and Chaps® units. Prior to this role, Mr. Tworecke served as the president of Cignal Division at Merry-Go-Round Enterprises, Inc., president and chief executive officer of Bon-Ton Stores Inc. and chief operating officer of Jos. A. Bank Clothiers. Mr. Tworecke also served on the boards of directors of Cherokee Inc., Hampshire Group Limited, Grafton-Fraser Inc. and Sinai Hospital of Baltimore. Mr. Tworecke holds a bachelor of science degree from Cornell University and a master of business administration degree from Syracuse University. Mr. Tworecke was also a member of the Business Advisory Council of the Department of Applied Economics and Management at Cornell University.

Bill Leonard – Mr. Leonard is currently the President and Chief Executive Officer of the Company and its predecessor, TMS US, a position he has held since 2011. For more than 20 years, Mr. Leonard has provided operational and strategic leadership in the development of medical devices, pharmaceuticals and healthcare services. Mr. Leonard previously served as president of Leonard Consulting LLC from 2008 to 2011, and president of the Bio-Pharmaceutical Division of Euclid Vision Corporation from November 2007 to December 2010 where he developed FDA strategy for an ophthalmic drop that was successfully approved to undergo clinical trials. Mr. Leonard also served as president of the Refractive Surgery Division of TLC from July 2004 to March 2007, where he piloted a comprehensive business strategy and leadership generating over $200 million in revenue with 900 employees and a client base of 13,000 eye care professionals. Mr. Leonard holds a business administration degree from Towson University.

Erns Loubser, CFA, CA (SA) – Mr. Loubser is currently the Chief Financial Officer and Treasurer of the Company, a position he has held since February 2018. Mr. Loubser joined TMS US as vice president of finance in 2015, where he managed the Company’s finance function and provided strategic financial leadership for expansion and funding initiatives. Prior to joining TMS US, Mr. Loubser worked for Deloitte LLP’s Financial Services Group from 2008 to 2011 where he led assurance and financial advisory teams. He later joined the South African Merchant Banking Group, now Stellar Capital Partners, where he ultimately served as associate director of investment banking and chief financial officer of certain portfolio companies from 2011 to 2014. Most recently, Mr. Loubser was part of British Telecom’s management consulting team in the United Kingdom from 2014 to 2015. Mr. Loubser holds a bachelor of commerce degree with a post-graduate specialization in accounting and finance from the University of Cape Town in South Africa. He is a CFA charter holder and a chartered accountant.

Roberto Drassinower – Mr. Drassinower is currently the Chief Operating Officer of the Company, a position he has held since February 2018. Mr. Drassinower is an experienced technology business leader and operator. In 2002, Mr. Drassinower founded DME Consulting Inc., a management consulting firm specializing in strategy and mergers and acquisitions, and serves as its president. Through DME Consulting Inc., Mr. Drassinower also served as the chief executive officer of Brandimensions Inc. and Brandprotect Inc. from 2007 to 2018 and as chief executive officer of Nulogx Inc. and Greybrook Freight Management Inc. since 2009. Prior to founding DME Consulting Inc., Mr. Drassinower served as chief executive officer for SoftQuad Software Ltd., a company he acquired through a management buy-out and subsequently took public in the United States and Canada. Previously, Mr. Drassinower was president of Carolian Systems, a network management software solutions company.

Geoffrey Grammer – Dr. Grammer is currently the Chief Medical Officer of the Company and its predecessor, TMS US, a position he has held since 2017. In this role, Dr. Grammer develops TMS therapy treatment protocols and oversees the training of staff physicians and technicians. Dr. Grammer was responsible for creating one of the first TMS therapy centers in the United States. A decorated Colonel with the United States Army, Dr. Grammer has over 25 years’ experience in the psychiatric profession. Prior to joining the Company, Dr. Grammer served in the United States Army as a psychiatrist from 1992 to 2017 where he completed two deployments to Iraq: the first, serving as medical director for the 785th Combat Stress Control Company; and the second as a psychiatrist at the Combat Support Hospital at Contingency Operating Base (COB) Speicher. He also deployed to Afghanistan as a psychiatrist at the Combat Support Hospital in Bagram. Following his deployments, Dr. Grammer served for 8 years as chief of inpatient psychiatric services at Walter Reed National Military Medical Center where he developed the Transcranial Magnetic Stimulation Program. In 2013, he assumed a position at the National Intrepid Center of Excellence as the department chief of research. Dr. Grammer is board certified on the United Council for Neurological Subspecialties-Behavior Neurology & Neuropsychiatry, American Board of Internal Medicine, American Board of Psychiatry & Neurology and American Board of Psychiatry & Neurology – Geriatric Psychology. Dr. Grammer holds a bachelor of science degree in biology from Virginia Polytechnic Institute and an M.D. degree from Uniformed Services University.

Euphia Hsu Smith – Ms. Hsu Smith is currently the Chief Marketing Officer of the Company, a position she has held since May 2019. From 2017 to 2019, Ms. Hsu Smith served as the Chief Marketing Officer of the American Telemedicine Association, Principal of South Point Advisors, and Managing Director of Knowledge to Practice (K2P). Prior to 2017, Ms. Hsu Smith was a Senior Director of The Advisory Board Company from 2010 to 2017. Ms. Hsu Smith holds a bachelor of arts degree from Mount Holyoke College and a master of public health degree from Yale University.

Ownership Interest

As of December 31, 2019, our directors and executive officers, as a group, beneficially own, or control or direct, directly or indirectly, 7,935,000 Common Shares, representing approximately 13.6% of the issued and outstanding Common Shares (on a non-diluted basis). This figure excludes 20,790,000 Common Shares, representing approximately 35.6% of the issued and outstanding Common Shares, that are beneficially owned by Greybrook Health as of December 31, 2019 and 5,384,000 Common Shares, representing approximately 9.2% of the issued and outstanding Common Shares, that are beneficially owned by an affiliate of 1315 Capital. Mr. Vamvakas, chairman of the Company, is the chairman and founder of Greybrook Capital, the parent company of Greybrook Health. Mr. Vamvakas disclaims beneficial ownership of the Common Shares held by Greybrook Health. Ms. Oliva, a director of the Company, is the Founding Partner of 1315 Capital and disclaims beneficial ownership of the Common Shares held by an affiliate of 1315 Capital.

Cease Trade Orders and Bankruptcies

None of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

Individual Bankruptcies

None of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Audit Committee

Our Audit Committee consists of three directors, each of whom are persons determined by our Board to be financially literate and persons determined by our Board to be independent directors, each within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) of the Canadian Securities Administrators. Our Audit Committee is comprised of Colleen Campbell, who acts as chair of this committee, Adrienne Graves and Frank Tworecke. Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For additional details regarding the relevant education and experience of each member of our Audit Committee, see “– Biographical Information Regarding the Directors and Executive Officers”.

Our Board has adopted a written charter as set forth in Appendix A, setting forth the purpose, composition, authority and responsibility of our Audit Committee, consistent with NI 52-110. The Audit Committee assists our Board in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;

•	the independence, qualifications and appointment of our external auditor;

•	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	our risk management processes;

•	monitoring and periodically reviewing our whistleblower policy; and

•	transactions with our related parties.

Our Audit Committee has access to all of our books, records, facilities and personnel and may request any information about us as it may deem appropriate. It also has the authority, in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities. Our Audit Committee also has direct communication channels with the Chief Financial Officer and our external auditors to discuss and review such issues as our Audit Committee may deem appropriate.

External Auditor Service Fee

We (through our predecessor parent company, TMS US) incurred the following fees by our external auditor, KPMG LLP, during the period provided below:

	Year Ended December 31, 2019	Year Ended December 31, 2018
Audit fees(1)	$286,142	$157,214
Audit-related fees(2)	$456,096	$244,078
Tax fees(3)	$165,850	$158,360
All other fees	$-	$-
Total fees paid	$908,088	$559,652

Notes:

(1)	Fees for annual audits and quarterly interim reviews, in each case on an accrued basis.

(2)	Fees related to the acquisition of Achieve TMS and implementation of revised policies as a result of new accounting standards.

(3)	Tax fees include tax compliance fees associated with the filing of tax returns.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

In connection with our IPO, the “Principals” (as such term is defined under NP 46-201 – Escrow for Initial Public Offerings of the Canadian Securities Administrators) entered into agreements (the “Lock-Up Arrangements”) pursuant to which each such person has agreed that he, she or it will not, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares or other securities of the Company convertible into, exchangeable for or exercisable to acquire, any Common Shares, except in accordance with the following release schedule: Nil on the date of the closing of our IPO (October 3, 2018) and 1/3 on each of April 3, 2019, October 3, 2019 and April 3, 2020 (the “Release Schedule”). As of the date of this Annual Information Form, holders representing approximately 16.8% of the issued and outstanding Common Shares and approximately 7.25% of our outstanding options remain subject to these lock-up arrangements, as illustrated in the table below.

Designation of Class	Number of Securities Subject to Contractual Restrictions on Transfer	Percentage of Class
Common Shares	9,833,334	16.8%
Options	275,000	7.25%

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations, nor are any such proceedings known by us to be contemplated.

We are not aware of any penalties or sanctions imposed by a court or securities regulatory authority or other regulatory body against us, nor have we entered into any settlement agreements before a court or with a securities regulatory authority.

PROMOTER

Greybrook Health may be considered a promoter of the Company within the meaning of applicable securities legislation. As of December 31, 2019, Greybrook Health beneficially owned, controlled or directed, directly or indirectly, 20,790,000 Common Shares, representing approximately 35.6% of the total issued and outstanding voting and equity securities of the Company (on a non-diluted basis).

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Annual Information Form, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Our auditor is KPMG LLP, Chartered Professional Accountants, located at 100 New Park Place Number 1400, Vaughan, Ontario, L4K 0J3. KPMG LLP has prepared an independent auditor’s report dated March 10, 2020 in respect of the consolidated financial statements of the Company as at December 31, 2019 and 2018 and for each of the financial years then ended. KPMG LLP has confirmed that it is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Except for the Purchase Agreement and certain agreements entered into in the ordinary course of business, there are no material contracts entered into by the Company in the most recently completed financial year, or before the most recently completed financial year, that are still in effect.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s management information circular for the 2019 annual meeting of shareholders. Additional financial information is provided in the Company’s audited annual consolidated financial statements and management’s discussion and analysis of our financial condition and results of operations for our most recently completed financial year ended December 31, 2019. Such documentation, as well as additional information relating to the Company, may be found under the Company’s profile on SEDAR at www.sedar.com.

Appendix A:
AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Greenbrook TMS Inc. (the “Company”).

1.	Statement of Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	financial reporting and related financial disclosure;

•	risk management;

•	internal control over financial reporting and disclosure controls and procedures; and

•	external and internal audit processes.

2.	Committee Membership

The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than three (3) Members. Each Member shall meet the criteria for independence and financial literacy established by applicable laws and the rules of any stock exchanges upon which the Company’s securities are listed, including National Instrument 52-110 – Audit Committees (“NI 52-110”) subject to any exceptions permitted under NI 52-110. NI 52-110 requires, among other things, that to be independent, a Member be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.

Members shall be appointed by the Board, taking into account any recommendation that may be made by the Governance, Compensation and Nominating Committee of the Board (the “GC&N Committee”). Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board, taking into account any recommendation that may be made by the GC&N Committee. If a vacancy exists on the Committee, the remaining Members may exercise all of its powers so long as there is a quorum in accordance with Section 3 below.

Chair

The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”), taking into account any recommendation that may be made by the GC&N Committee.

Qualifications

Subject to permitted phase-in periods contemplated by Section 3.2 of N1 52-110, at least three (3) Members shall be independent and financially literate as described above. Members must have suitable experience and must be familiar with auditing and financial matters.

Attendance of Management and other Persons

The Committee may invite, at its discretion, senior executives of the Company or such persons as it sees fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. The Committee may also require senior executives or other employees of the Company to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. Senior executives and other employees of the Company shall attend a Committee meeting if invited by the Committee. The Committee may meet without senior executives in attendance for a portion of any meeting of the Committee.

Delegation

Subject to applicable law, the Committee may delegate any or all of its functions to any of its Members or any subset thereof, or other persons, from time to time as it sees fit.

3.	Committee Operations

Meetings

The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested.

Agenda and Reporting

To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.

The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each meeting of the Committee shall be circulated to the Board following approval of the minutes by the Members. The Committee shall oversee the preparation of, review and approve the applicable disclosure for inclusion in the Company’s annual information form.

Secretary and Minutes

The secretary of the Company may act as secretary of the Committee unless an alternative secretary is appointed by the Committee. The secretary of the Committee shall keep regular minutes of Committee proceedings and shall circulate such minutes to all Members and to the chair of the Board (and to any other director of the Board that requests that they be sent to him or her) on a timely basis.

Quorum and Procedure

A quorum for any meeting of the Committee will be a simple majority. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised by a simple majority of Members at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as Chair of any meeting.

Exercise of Power between Meetings

Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.

4.	Duties and Responsibilities

The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board as well as any other functions that may be necessary or appropriate for the performance of its duties.

Financial Reporting and Disclosure

•	Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management’s discussion and analysis, financial reports, and other applicable financial disclosure, prior to the public disclosure of such information.

•	Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such documents or information.

•	Review with senior executives of the Company, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, as applicable.

•	Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, the Company’s disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

Risk Management

•	Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

•	Review and make recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems and controls to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

Internal Controls and Internal Audit

•	Review the adequacy and effectiveness of the Company’s internal control and management information systems through discussions with senior executives of the Company and the external auditor relating to the maintenance of (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at any particular time.

•	Satisfy itself, through discussions with senior executives of the Company that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.

•	Periodically review the Company’s policies and procedures for reviewing and approving or ratifying related-party transactions.

External Audit

•	Recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of the Company.

•	Ensure the external auditors report directly to the Committee on a regular basis. Review the independence of the external auditors.

•	Review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors.

•	Review the audit plan of the external auditors prior to the commencement of any audit. Establish and maintain a direct line of communication with the Company’s external auditors.

•	Meet in camera with (i) only the auditors, (ii) only senior executives of the Company (without the auditors present), or (iii) only the Members (without the auditors or senior executives of the Company present), where and to the extent that such parties are present, at any meeting of the Committee.

•	Oversee the work of the external auditors of the Company with respect to preparing and issuing an audit report or performing other audit or review services for the Company, including the resolution of issues between senior executives of the Company and the external auditors.

•	Review the results of the external audit and the external auditors’ report thereon, including discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with senior executives of the Company and any other matters.

•	Review any material written communications between senior executives of the Company and the external auditors and any significant disagreements between the senior executives and the external auditors.

•	Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

•	Discuss with the external auditors their perception of the Company’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.

•	Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

•	Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to address any such issues.

Associated Responsibilities

•	Monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:

•	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

•	the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

•	any violations of applicable law, rules or regulations that relates to corporate reporting and disclosure, or violations of the Company’s Code of Conduct.

•	Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.

Non-Audit Services

•	Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its Members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

Other Duties

•	Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.

5.	The Committee Chair

In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.

6.	Committee Evaluation

The performance of the Committee shall be evaluated by the Board as part of its regular evaluation of the Board committees.

7.	Access to Information and Authority to Retain Independent Advisors

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors of the Company, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial, and other advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. The Committee shall select such advisors, consultants and experts after taking into consideration factors relevant to their independence from management and other relevant considerations.

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external advisors, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Board are subject under applicable law.

The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of the senior executives of the Company responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are directors of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with the constating documents of the Company and all applicable laws and rules.

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

8.	Review of Charter

The Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.